Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement. CHINA SOUTHERN AIRLINES COMPANY LIMITED (a joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock Code: 1055) 2015 INTERIM RESULTS ANNOUNCEMENT The Board of Directors (the “Board”) of China Southern Airlines Company Limited (the “Company”) is pleased to announce the unaudited results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2015. This announcement, containing the full text of the 2015 Interim Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) in relation to information to accompany preliminary announcement of interim results. Printed version of the Company’s 2015 Interim Report will be delivered to the registered holders of H shares of the Company and available for viewing on the websites of the Stock Exchange at www.hkexnews.hk and of the Company at www.csair.com on or before 15 September 2015. By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary Guangzhou, the People’s Republic of China 28 August 2015 As at the date of this announcement, the Directors include Si Xian Min, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

Contents Important Information 2 About Us Definitions 4 Company Profile 5 Operating Results Principal Accounting Information and Financial Indicators 8 Summary of Operating Data 11 Summary of Fleet Data 14 Report of Directors 15 Management Discussion and Analysis 20 Corporate Governance Changes in the Share Capital, Shareholders’ Profile 28 and Disclosure of Interests Directors, Supervisors, Senior Management and Employees 31 Corporate Governance Report 33 Significant Events 35 Documents Available for Inspection 44 Financial Statements Review Report 46 Reviewed Financial Statements 47

Important Information I. The board of directors (the “Board”) and the supervisory committee (the "Supervisory Committee") of the Company and its directors (the “Directors”), supervisors (the "Supervisors") and senior management warrant the truthfulness, accuracy and completeness of the content contained in this interim report, and the report does not contain any inaccurate or misleading statements or have any material omission, and jointly and severally accept full legal responsibility. II. This interim report was considered and approved at the eighth meeting of the seventh session of the Board on 28 August 2015. 11 Directors were required to attend the meeting and 10 of them attended in person. Director Si Xian Min did not attend the meeting because of business reason, and authorized Director Tan Wan Geng to attend and vote on his behalf. III. The financial statements contained in this interim report of the Company have been prepared under International Financial Reporting Standards (“IFRSs”) and have not been audited. IV. Mr. Si Xian Min (Chairman), the responsible person of the Company, Mr. Tan Wan Geng (President of the Company), the responsible person of the finance work, and the responsible person of the accounting department, Mr. Xiao Li Xin (Chief Financial Officer of the Company) warrant the truthfulness, accuracy and completeness of the financial statements contained in this interim report. V. Forward-looking statements included in this report, including future plans and development strategies, do not constitute a guarantee of the Company to investors. Investors shall be aware of the risks of investment. VI. During the reporting period, neither the controlling shareholder of the Company, nor any of its connected persons has utilized the non-operating funds of the Company. VII. During the reporting period, the Company did not provide external guarantees in violation of any specified decision-making procedures. VIII. During the reporting period, the Company did not have any issued or outstanding preference shares and convertible bonds. IX. During the reporting period, there has been no changes made to the registration of the Company. 002 China Southern Airlines Company Limited Interim Report 2015

Sydney Guangzhou ABOUT US

Definitions Unless the context otherwise requires, the following terms should have the following meanings in this report: Company China Southern Airlines Company Limited Group China Southern Airlines Company Limited and its subsidiaries CSAHC China Southern Air Holding Company Xiamen Airlines Xiamen Airlines Company Limited Guizhou Airlines Guizhou Airlines Company Limited Zhuhai Airlines Zhuhai Airlines Company Limited Shantou Airlines Shantou Airlines Company Limited Chongqing Airlines Chongqing Airlines Company Limited Henan Airlines China Southern Airlines Henan Airlines Company Limited Hebei Airlines Hebei Airlines Company Limited SA Finance Southern Airlines Group Finance Company Limited SAIETC Southern Airlines (Group) Import and Export Trading Company GSC China Southern Airlines Group Ground Services Co., Ltd., formerly known as China Southern Airlines Group Passenger and Cargo Agent Company Limited SACC Shenzhen Air Catering Co., Ltd. SACM Southern Airlines Culture and Media Co., Ltd. CSAGPMC China Southern Airlines Group Property Management Company Limited Available Seat Kilometers or “ASK” the number of seats made available for sale multiplied by the kilometers flown Available Tonne Kilometers or “ATK” the tonnes of capacity available for the transportation of revenue load (passengers and cargo) multiplied by the kilometers flown Revenue Passenger Kilometers or “RPK” i.e. passengers traffic volume, the number of passengers carried multiplied by the kilometers flown Revenue Tonne Kilometers or “RTK” i.e. total traffic volume, the load (passengers and cargo) in tonnes multiplied by the kilometers flown Revenue Tonne Kilometers – cargo or “RFTK” i.e. cargo and mail traffic volume or revenue tonne kilometers for cargo, the load (cargo) in tonnes multiplied by the kilometers flown Revenue Tonne Kilometers – passenger the load (passenger) in tonnes multiplied by the kilometers flown Passenger Load Factor RPK expressed as a percentage of ASK Overall Load Factor RTK expressed as a percentage of ATK Yield per RPK revenue from passenger operations divided by RPK Yield per RFTK revenue from cargo operations divided by RFTK Articles of Association Articles of Association of China Southern Airlines Company Limited Stock Exchange The Stock Exchange of Hong Kong Limited Listing Rules The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited Model Code The Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules Corporate Governance Code Corporate Governance Code as set out in Appendix 14 of the Listing Rules SFO Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) PRC The People’s Republic of China 004 China Southern Airlines Company Limited Interim Report 2015

Company Profile Chinese Name: Chinese Short Name: English Name: China Southern Airlines Company Limited English Short Name: CSN Legal Representative: Si Xian Min Company Secretary: Xie Bing Securities Affairs Representative: Xu Yang Shareholder Enquiry: Company Secretary Office Telephone: +86-20-86124462 Fax: +86-20-86659040 E-mail: ir@csair.com Address: 278 Ji Chang Road, Guangzhou, Guangdong Province, PRC Company Secretary: Xie Bing Registered Address: House 203, No. 233 Kaifa Avenue, Guangzhou Economic & Technology Development Zone, Luogang District, Guangzhou, Guangdong Province, PRC Place of Business: 278 Ji Chang Road, Guangzhou, Guangdong Province, PRC Place of Business in Hong Kong: Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong Website of the Company: www.csair.com E-mail: webmaster@csair.com Mobile Application (APP): 南方航空 WeChat Public Account: 南方航空 Authorized Representative under the Listing Rules: Tan Wan Geng and Xie Bing Controlling Shareholder: China Southern Air Holding Company Principal Bankers: China Development Bank Bank of China China Construction Bank Industrial & Commercial Bank of China The Export-Import Bank of China Agricultural Bank of China Designated Newspapers for Information Disclosure(A Shares): China Securities Journal, Shanghai Securities News, Securities Times Designated Website for Information Disclosure (A Shares): www.sse.com.cn Designated Website for Information Disclosure (H Shares): www.hkexnews.hk Interim Report Available for Inspection: Company Secretary Office Interim Report 2015 China Southern Airlines Company Limited 005

Company Profile Place of Listing of A Shares: Shanghai Stock Exchange Short Name of A Shares: Stock Code of A Shares: 600029 A Share Registrar: China Securities Depository and Clearing Corporation Limited Shanghai Branch Floor 36, China Insurance Building, 166 Lu Jia Zui East Road, Shanghai, PRC Place of Listing of H Shares: The Stock Exchange of Hong Kong Limited Short Name of H Shares: CHINA SOUTH AIR Stock Code of H Shares: 01055 H Share Registrar: Hong Kong Registrars Limited 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong Place of Listing of N Shares: New York Stock Exchange Short Name of N Shares: China Southern Air Stock Code of N Shares: ZNH N Share Registrar: BNY Mellon Shareowner Services P.O.Box 30170, College Station, TX 77842-3170, U.S.A Date of the Company’s First Registration: 25 March 1995 Place of the Company's First Registration: Guangzhou Baiyun International Airport Registration Number of the Business Licence of Legal Entity: 440000400012565 Organisation Code: 10001760-0 Tax registration number: Yue Guo Shui Zi: 440101100017600 Yue Di Shui Zi: 440191100017600 Domestic Legal Adviser: Z&T Law Firm Overseas Legal Adviser: DLA Piper Hong Kong Domestic Auditors: PricewaterhouseCoopers Zhong Tian LLP 11/F PricewaterhouseCoopers Center, 2 Corporate Avenue, 202 Hu Bin Road, Huangpu District, Shanghai, PRC Signing Accountants of Domestic Auditors Wang Bin and Du Wei Wei Overseas Auditors PricewaterhouseCoopers 22/F, Prince’s Building Central, 10 Chater Road, Hong Kong 006 China Southern Airlines Company Limited Interim Report 2015

New York Guangzhou OPERATING RESULTS

Principal Accounting Information and Financial Indicators I. PRINCIPAL ACCOUNTING INFORMATION AND FINANCIAL INDICATORS OF THE COMPANY AS AT THE END OF THE REPORTING PERIOD (I) Principal Accounting Information Unit: RMB million January to January to Increase/ Principal Accounting Information June 2015 June 2014 (decrease)% Operating revenue 53,359 50,225 6.24 Profit/(loss) attributable to equity shareholders of the Company 3,479 (1,057) 429.14 Net cash flow generated from operating activities 9,885 2,729 262.22 Increase/ 30 June 2015 31 December 2014 (decrease)% Total equity attributable to equity shareholders of the Company 38,842 35,748 8.66 Total assets 188,175 189,688 (0.80) (II) Principal Financial Information January to January to Increase/ Principal financial indicators June 2015 June 2014 (decrease)% Basic earnings/(loss) per share (RMB/share) 0.35 (0.11) 418.18 Diluted earnings/(loss) per share (RMB/share) 0.35 (0.11) 418.18 008 China Southern Airlines Company Limited Interim Report 2015

Principal Accounting Information and Financial Indicators II. DIFFERENCE ON THE ACCOUNTING INFORMATION BETWEEN PRC GAAP AND IFRSS (I) Difference in net profit and net asset attributable to equity shareholders of the listed company in financial information by IFRSs and by PRC General Accounting Principles (“PRC GAAP”) Unit: RMB million Net profit/(net loss) Net asset attributable attributable to the shareholders to the shareholders of the Company of the Company January to January to 30 June 31 December June 2015 June 2014 2015 2014 Amounts under PRC GAAP 3,482 (1,018) 38,651 35,554 Government grants 1 1 (30) (31) Capitalisation of exchange difference of specific loans (3) (64) 320 323 Adjustments arising from an associate’s business combinations under common control (1) (1) 5 6 Effect of the above adjustments on taxation 1 18 (78) (79) Effect of non-controlling interests of the above adjustments (1) 7 (26) (25) Amounts under IFRSs 3,479 (1,057) 38,842 35,748 (II) EXPLANATION ON THE DIFFERENCES BETWEEN PRC GAAP AND IFRSS: 1. In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve”, are credited to capital reserve. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets. 2. In accordance with the PRC GAAP, exchange difference arising from translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest. Interim Report 2015 China Southern Airlines Company Limited 009

Principal Accounting Information and Financial Indicators 3. In accordance with the PRC GAAP, the Company and its associate account for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control. Accordingly, adjustments are made to make the associate’s accounting policy of business combination under common control conform to the policy of the Company when the associate’s financial statements are used by the Company in applying the equity method when preparing its financial statements in accordance with IFRSs. III. Major Charges on Assets, Commitments and ContiNgent Liabilities As at 30 June 2015, certain aircraft of the Group with an aggregate carrying value of approximately RMB102,260 million (as at 31 December 2014: RMB99,119 million) were mortgaged under certain loans or certain lease agreements. As at 30 June 2015, the Group had capital commitments (exclusive of investment commitments) of approximately RMB57,622 million (as at 31 December 2014: RMB64,589 million). Of such amounts, RMB52,678 million related to the acquisition of aircraft and related flight equipment and RMB4,944 million for other projects. Details of contingent liabilities of the Group are set out in note 24 of the financial statements prepared under IFRS34. 010 China Southern Airlines Company Limited Interim Report 2015

Summary of Operating Data Increase/ For the six months ended 30 June (decrease) 2015 2014% Traffic: Revenue passenger kilometers (RPK) (million): Domestic 67,914.23 60,302.83 12.62 Hong Kong, Macau and Taiwan 1,746.90 1,556.11 12.26 International 21,670.39 16,080.37 34.76 Total: 91,331.52 77,939.31 17.18 Revenue tonne kilometers (RTK) (million): Domestic 6,804.48 6,084.25 11.84 Hong Kong, Macau and Taiwan 163.87 145.14 12.9 International 3,667.80 2,985.16 22.87 Total: 10,636.15 9,214.55 15.43 RTK – Passenger (million): Domestic 6,003.75 5,337.58 12.48 Hong Kong, Macau and Taiwan 153.52 136.94 12.11 International 1,910.02 1,420.30 34.48 Total: 8,067.29 6,894.82 17.01 RTK – Cargo and mail (million): Domestic 800.73 746.67 7.24 Hong Kong, Macau and Taiwan 10.35 8.20 26.22 International 1,757.78 1,564.85 12.33 Total: 2,568.86 2,319.72 10.74 Passengers carried (thousand): Domestic 46,623.14 42,108.22 10.72 Hong Kong, Macau and Taiwan 1,273.26 1,171.30 8.7 International 5,581.81 4,105.64 35.95 Total: 53,478.21 47,385.16 12.86 Cargo and mail carried (thousand tonnes): Domestic 497.62 469.94 5.89 Hong Kong, Macau and Taiwan 9.23 7.65 20.65 International 205.79 185.53 10.92 Total: 712.64 663.12 7.47 Capacity: Available seat kilometres (ASKs) (million): Domestic 83,747.27 75,357.72 11.13 Hong Kong, Macau and Taiwan 2,394.47 2,134.81 12.16 International 26,793.57 20,891.15 28.25 Total: 112,935.31 98,383.68 14.79 Interim Report 2015 China Southern Airlines Company Limited 011

Summary of Operating Data

| | For the six months ended 30 June 2015 | 2014 | Increase/ (decrease) % |
|---|---|---|---|
| **Available tonne kilometres (ATKs) (million):** | | | |
| Domestic | **9,770.58** | 8,735.65 | 11.85 |
| Hong Kong, Macau and Taiwan | **281.24** | 242.01 | 16.21 |
| International | **5,272.97** | 4,403.99 | 19.73 |
| **Total:** | **15,324.79** | 13,381.65 | 14.52 |
| **Available tonne kilometres (ATKs) – Passenger Traffic (million)** | | | |
| Domestic | **7,537.25** | 6,782.19 | 11.13 |
| Hong Kong, Macau and Taiwan | **215.50** | 192.13 | 12.16 |
| International | **2,411.42** | 1,880.20 | 28.25 |
| **Total:** | **10,164.17** | 8,854.52 | 14.79 |
| **Available tonne kilometres (ATKs) – Cargo and mail (million)** | | | |
| Domestic | **2,233.32** | 1,953.44 | 14.33 |
| Hong Kong, Macau and Taiwan | **65.74** | 49.88 | 31.8 |
| International | **2,861.55** | 2,523.79 | 13.38 |
| **Total:** | **5,160.61** | 4,527.11 | 13.99 |
| **Load factor** | | | |
| **Passenger load factor (RPK/ASK) (%):** | | | |
| Domestic | **81.1** | 80.0 | 1.38 |
| Hong Kong, Macau and Taiwan | **73.0** | 72.9 | 0.14 |
| International | **80.9** | 77.0 | 5.06 |
| **Overall:** | **80.9** | 79.2 | 2.15 |
| **Total load factor (RTK/ATK) (%):** | | | |
| Domestic | **69.6** | 69.6 | 0 |
| Hong Kong, Macau and Taiwan | **58.3** | 60.0 | (2.83) |
| International | **69.6** | 67.8 | 2.65 |
| **Overall:** | **69.4** | 68.9 | 0.73 |
| **Flight Volume** | | | |
| **Kilometers flown (million)** | **677.89** | 600.26 | 12.93 |
| **Hours flown (thousand)** | | | |
| Domestic | **867.11** | 781.37 | 10.97 |
| Hong Kong, Macau and Taiwan | **22.56** | 20.39 | 10.64 |
| International | **195.13** | 153.30 | 27.29 |
| **Total:** | **1,084.79** | 955.06 | 13.58 |
| **Number of flights (thousand)** | | | |
| Domestic | **404.59** | 374.48 | 8.04 |
| Hong Kong, Macau and Taiwan | **10.45** | 9.94 | 5.13 |
| International | **43** | 33.34 | 28.97 |
| **Total:** | **458.04** | 417.76 | 9.64 |

012 China Southern Airlines Company Limited Interim Report 2015

Summary of Operating Data Increase/ For the six months ended 30 June (decrease) 2015 2014% Yield (fuel surcharge inclusive) Yield per RPK (RMB) Domestic 0.55 0.60 (8.33) Hong Kong, Macau and Taiwan 0.72 0.80 (10.00) International 0.45 0.49 (8.16) overall: 0.53 0.58 (8.62) Yield per RFTK (RMB) Domestic 1.29 1.30 (0.77) Hong Kong, Macau and Taiwan 4.73 5.61 (15.69) International 1.20 1.46 (17.81) overall: 1.24 1.42 (12.68) Yield per RTK (RMB) Domestic 5.60 6.07 (7.74) Hong Kong, Macau and Taiwan 7.96 8.89 (10.46) International 3.26 3.38 (3.55) overall: 4.83 5.25 (8.00) Yield (fuel surcharge exclusive) Yield per RPK (RMB) Domestic 0.54 0.53 1.89 Hong Kong, Macau and Taiwan 0.60 0.65 (7.69) International 0.35 0.38 (7.89) overall: 0.50 0.50 – Yield per RFTK (RMB) Domestic 1.19 1.21 (1.65) Hong Kong, Macau and Taiwan 3.96 4.27 (7.26) International 1.03 1.09 (5.50) overall: 1.09 1.14 (4.39) Yield per RTK (RMB) Domestic 5.53 5.41 2.22 Hong Kong, Macau and Taiwan 6.69 7.22 (7.34) International 2.56 2.62 (2.29) overall: 4.52 4.53 (0.22) Interim Report 2015 China Southern Airlines Company Limited 013

# Summary of Fleet Data

As at 30 June 2015, the size and layout of our fleet and the delivery and disposal of aircraft of the Group were as follows:

| Model | Average age (Year) | Number of aircraft under operating lease | Number of aircraft under finance lease | Number of aircraft purchased | Delivery during the reporting period | Disposal during the reporting period | Total Number as at the end of the reporting period |
|---|---|---|---|---|---|---|---|
| **Passenger Aircraft** | | | | | | | |
| **Airbus** | | | | | | | |
| **A380-800** | 3.2 | 0 | 2 | 3 | | | 5 |
| **A330-300** | 3.8 | 8 | 9 | 1 | 3 | | 18 |
| **A330-200** | 6.2 | 2 | 11 | 3 | | | 16 |
| **A321-200** | 5.9 | 22 | 25 | 32 | 4 | | 79 |
| **A320-200** | 6.5 | 40 | 41 | 44 | 3 | | 125 |
| **A319-100** | 8.9 | 29 | 6 | 8 | | | 43 |
| **Boeing** | | | | | | | |
| **B787** | 1.3 | 1 | 14 | 0 | 3 | | 15 |
| **B777-300ER** | 1 | 0 | 5 | 0 | | | 5 |
| **B777-200** | 19.1 | 0 | 0 | 4 | | | 4 |
| **B757-200** | 17.6 | 0 | 0 | 19 | | | 19 |
| **B737-800** | 4.9 | 75 | 60 | 83 | 11 | 1 | 218 |
| **B737-700** | 8.9 | 9 | 11 | 30 | | | 50 |
| **B737-300** | 17.4 | 0 | 0 | 3 | | | 3 |
| **Other** | | | | | | | |
| **EMB-190** | 3.3 | 20 | 4 | 1 | | | 25 |
| **Sub-total** | 6.3 | 206 | 188 | 231 | 24 | 1 | 625 |
| **Freighter** | | | | | | | |
| **B747-400F** | 13 | 0 | 0 | 2 | | | 2 |
| **B777-200F** | 3.1 | 0 | 6 | 5 | 3 | | 11 |
| **Sub-total** | 4.6 | 0 | 6 | 7 | 3 | 0 | 13 |
| **Total** | **6.2** | **206** | **194** | **238** | **27** | **1** | **638** |

014 China Southern Airlines Company Limited Interim Report 2015

Report of Directors BUSINESS REVIEW FOR THE FIRST HALF OF 2015 During the reporting period, the Group, under the complex situation where the Chinese domestic economy was subject to severe downside pressure, acted proactively in line with China’s development strategy for the “One Belt and One Road” project, firmly seized the opportunities arising from the falling oil prices and the recovering market, upheld the idea of steady development and withstood various challenges so that it was operating safely, steadily and orderly; the level of network security in the hubs as well as the quality of products and services continued to improve; the strategic transformation and international development proceeded steadily; the operating results hit a new high; the brand influence was rising in a positive manner; and the Company’s overall competitiveness was growing. Operating Results During the reporting period, the Group produced increasingly remarkable synergistic effects as it was boosted by both the strategic transformation and the comprehensive budget management. It did not only manage to turn losses into gains as compared with the same period last year, and it also recorded best result in terms of net profit and operating profit for the same reporting periods, which exceeded the total of the same period of previous four years, respectively. Net profit and Operating profit exceeded the accumulation for the same period of previous 4years respectively Interim Report 2015 China Southern Airlines Company Limited 015

Report of Directors Revenue from international services +18.32% During the reporting period, while the domestic business indicators were rising steadily, we proactively proceeded with the strategic transformation and internationalization by substantially stepping up the input of capacity into the international market. By offering flexible connections through our hubs, we managed to turn losses of our international services into gains. In the first half of 2015, revenue from international routes grew by 18.32% over the same period last year, international passenger load factor increased by 3.9 percentage points as compared with the same period last year. Moreover, the costs of major items were under effective control after comprehensive budget management was carried out on an ongoing basis. In particular, sales costs decreased obviously. Operational Safety and Fleet Development 14.38million hours of accumulated safe flight services Fleet size of 638aircraft During the reporting period, we fully expanded the advantages in integrated operation and management, stepped up internal and external communication and coordination as well as system matching, thereby having efficiently dealt with flight delays due to bad weather. Against the backdrop of a challenging security situation in the global aviation industry, we set a new flight safety record by strengthening system build-up and the introduction of new technology and other means. During the reporting period, the Company completed 860,000 hours of flight services, accumulated a total of 14.38 million hours of safe flight services and 4,964.8 hours of general aviation services, as well as maintained 188 consecutive months of aviation safety and 252 consecutive months of air defence security, having created the best results in the Chinese civil aviation industry. During the reporting period, the Group continued to optimize its fleet structure by introducing 27 aircraft and redelivering 1 aircraft. As at the end of the reporting period, the Group had a fleet size of 638 aircraft, ranking fifth in the world and first in Asia. Hub Network as well as Products and Services Transit passengers in Guangzhou, Beijing and Urumqi +22% as compared with the same period last year During the reporting period, leveraging China’s development strategy for the “One Belt and One Road” project, the Group continued to improve the hub network so that the route network covered 51 cities in 33 countries and regions along the “One Belt and One Road”. In the first half of 2015, the volume of international transit passengers in Guangzhou, Beijing and Urumqi amounted to 1.111 million, representing an increase of 22% as compared with the same period last year. In particular, the volume of passengers who transferred to international flights from domestic flights and who transferred to domestic flights from international flights continued to grow at a high rate, representing an increase of 31.1% and 27.1%, respectively, as compared with the same period last year. 016 China Southern Airlines Company Limited Interim Report 2015

Report of Directors During the reporting period, the Group continued to improve its service in terms of convenience, comfort level and variety. Online reservation of transit hotels was developed, a “fast custom clearance” product was launched in the Guangzhou hub and a new electronic check-in service was made available in 52 airports. We were the first to launch the exclusive premiere of in-flight blockbusters, upgraded the online ordering of products and launched a chargeable project of the selection of seats to offer more choices to travellers. Passenger Services During the reporting period, the Group firmly took advantage of various favourable factors such as the rapid growth of the number of air passengers, and the key which was to match resources with the market, so that various major indicators such as passenger load factor, overall load factor and yield (fuel surcharge exclusive) rose steadily, and a new breakthrough was made in operating results. In the first half, the rate of growth in RPK was significantly higher than that in ASK, representing an increase of 1.7 percentage points in passenger load factor as compared with the same period last year. We revamped the channel policy and further improved the international network by substantially increasing and upgrading the frequency of flights to North America, Australia and New Zealand, thus having made a stable composition that comprised international and domestic flights in the ratio of 3:7. In the first half of 2015, we introduced Guangzhou-San Francisco non-stop flights, and Beijing-Amsterdam non-stop flights on A380 during peak seasons, our first A380 flight from Beijing to an international city. In the first half, international operation reached the best level in recent years, and is gradually becoming a new profit driver. +1.7 percentage points in passenger load factor Interim Report 2015 China Southern Airlines Company Limited 017

Report of Directors Traffic volume of bellyhold in international traffic +27.6% Cargo Services During the reporting period, the Group, despite encountering various adverse factors such as the decline in China’s import and export volume, managed to cut the ongoing losses from freighters after seizing the hotspots in the market and striving to explore new business. The traffic volume of freighters was 143,500 tonnes in the first half of 2015, while the traffic volume of bellyhold was 569,100 tonnes, achieving an increase of 10.1% as compared with the same period last year. Of this, the traffic volume of bellyhold in international traffic grew by 27.6% as compared with the same period last year. We carried out on in-depth development of the international mail delivery service, consolidated our cooperation with overseas post offices and continuously expanded the scope of such cooperation. We launched a service for booking cargo space by volume which effectively increased the revenue from bulky cargo. We deepened our cooperation with courier companies and seized the sources of express delivery service so that traffic volume in our cooperation with S.F. Express grew by 7% in the first half of 2015 as compared with the same period last year. We continued to improve high-end products. In the first half of the year, traffic volume and revenue of Southern China Express grew by 43% and 30%, respectively, as compared with the same period last year. BUSINESS PLAN FOR THE SECOND HALF OF 2015 In the second half of 2015, as the series of measures introduced by China for maintaining growth is gradually taking effects, and there are more positive factors in the domestic economic development, the Company will continue to be benefited from the falling oil prices and the increased demand for travel from China and other emerging economies. However, China’s economy will continue to come under severe downside pressure, when other uncertainties such as oil prices, exchange rates and interest rates persist. While ensuring operational safety, we will continue to strive to optimize the fleet structure, improve the hub network, enhance products and services as well as carry out reform and development, trying to reach greater weights in operating results for the whole year to create greater value for our shareholders. Operational Safety and Fleet Development We will steadily implement a work plan for operational safety to enhance the supervision of safety in general aviation. We will strengthen the cockpit resources management and step up the investment on safety to ensure operational safety throughout the year. We will continue to optimize the fleet structure by planning to introduce 28 aircraft and dispose of 9 old aircraft. The Group’s fleet is expected to reach 657 aircraft at the end of 2015. Hub Network as well as Products and Services We will continue to step up the input of resources into the transport capacity of European, American and Oceania routes, while strengthening the capacity of the Urumqi hub to cover international cities. We will constantly enrich and optimize the composition of transit tourists, open up the new market for the Sixth Freedom Traffic Right and continue to enhance the hub’s transit services via HCC (Hub Control Center) by means of information technology. 018 China Southern Airlines Company Limited Interim Report 2015

Report of Directors We will step up R&D in various aspects such as e-service, improvement of service environment and value-added service by introducing various products which mainly include self-service cancellation and endorsement on offical App and WeChat, aroma and in-flight gift bags for children. Moreover, we will focus on improving baggage management, in-flight entertainment, official website and other focused services to keep improving passenger experience. Passenger Services We launched the Guangzhou-Nairobi route in early August, which is the first direct route to Kenya and is currently the only route connecting the African continent in the Chinese civil aviation industry. We will further strengthen the “Precision, Internationalization and E-commerce” direction of development to fully enhance the efficiency of utilizing resources. We will expand the advantages of the peak seasons to try to raise the level of return. We will place emphasis on high-end sales and channel development, strengthen product design for the first- and business-class, continue to optimize the composition of customers, continue to optimize the channel policy, strengthen direct sales with the use of e-commerce, continue to develop market among members and regulate the Company’s operations during the peak and off-peak seasons to the greatest extent by taking advantage of the peak seasons in the international market. Cargo Services By taking advantages of the scale of freighters, we will strive to turn Guangzhou into a cargo hub; enhance network transit capacity; make plans for the emerging markets in Southeast Asia and South Asia with the use of freighters; strengthen the cooperation with major customers to keep the freighter business stabilized; expand the sources of express mails for bellyhold; continue to expand the high-yield products; proactively develop temperature-controlled, time-limited and other high-end international cargo services; and enhance the on-site support capability for gradually carrying out seamless connection and monitoring the freight business. Reform and Development We will develop “Internet +” as an important strategy of the Company, trying to make a breakthrough by making use of our advantages in size and information and by treating innovative marketing and service as the core. We will accelerate the improvement of strategic planning, optimize the organizational structure, establish a branch in Sichuan, carry out the restructuring of the general aviation service and enhance the in-flight catering industry. We will formulate the “Thirteenth Five-year Plan” in a scientific manner, under which we will improve our own strategies based on China’s strategic planning, while placing focus on accomplishing various plans such as the establishment of the hub, market development and resources allocation. Interim Report 2015 China Southern Airlines Company Limited 019

Management Discussion and Analysis I. OVERALL BUSINESS ANALYSIS During the reporting period, the Group’s total operating revenue was RMB53,359 million, representing an increase of RMB3,134 million or 6.24% from the same period last year. Meanwhile, the Group’s total traffic volume increased by 15.43% to 10,636.15 million RTKs. Passenger load factor was 80.9%, representing an increase of 1.7 percentage points from the same period last year. Passengers carried were 53.47 million, representing an increase of 12.86% from the same period last year. The average utilisation rate of the Group’s aircraft was 9.66 hours per day during the reporting period, representing a increase of 0.32 hour from the same period last year. Total operating expenses decreased by 3.77% to RMB48,529 million from the same period last year, primarily due to the decrease of jet fuel cost, and the decrease of the flight operations expense. Interest expense increased by 10.38% to RMB1,117 million from the same period last year, mainly due to the increase in number of aircraft held through a finance lease. Net exchange loss of RMB156 million was recorded during the reporting period, mainly due to exchange rate of Renminbi against US dollars and other major foreign currency kept stable. For the same period last year, net exchange loss of RMB1,109 million was recorded. Income tax expense of RMB1,210 million was recorded during the reporting period, mainly due to the fact that profit before taxation was achieved in the reporting period. For the same period last year, income tax credit of RMB315 million was recorded due to the fact that loss before taxation was incurred. For the six months ended 30 June 2015, the Group recorded a net profit after tax of RMB4,095 million, as compared with a net loss after tax of RMB814 million for the same period last year. 020 China Southern Airlines Company Limited Interim Report 2015

Management Discussion and Analysis

## II. OPERATIONAL REVENUES ANALYSIS


Passenger Revenue Analysis
(RMB million)
20.42%
2.61%
2015
76.97%
Domestic
Region
International
40,000
30,000
20,000
10,000
0
Domestic
Region
International
Six months ended 30 June 2015
Six months ended 30 June 2014

Passenger revenue during the reporting period was RMB48,141 million, increased by 6.88% from the same period last year, representing 93.78% of the Group's total traffic revenue. Passenger traffic volume increased by 17.18% to 91,332 million RPKs. The overall passenger yield per RPK (fuel surcharge exclusive) is RMB0.50, which remained the same as last year.

Domestic passenger revenue was RMB37,057 million, increased by 2.97% from the same period last year. Domestic passenger revenue accounted for 76.97% of total passenger revenue. Passenger capacity, in terms of ASKs, increased by 11.13% while passenger traffic volume, in terms of RPKs, increased by 12.62% from the same period last year, resulting in a increase in passenger load factor of 1.1 percentage points to 81.1%. During the reporting period, the passenger yield per RPK (fuel surcharge exclusive) increased by 1.89% from RMB0.53 to RMB0.54.

For Hong Kong, Macau and Taiwan routes, the Group recorded a passenger revenue of RMB1,255 million, an increase of 0.88% from the same period last year. Hong Kong, Macau and Taiwan passenger revenue accounted for 2.61% of total passenger revenue. Passenger capacity, in terms of ASKs, increased by 12.16% while passenger traffic volume, in terms of RPKs increased by 12.26% from the same period last year, resulting in an increase in passenger load factor of 0.1 percentage points to 73%. The passenger yield per RPK (fuel surcharge exclusive) decreased by 7.69% from RMB0.65 to RMB0.60.

Passenger revenue for the Group's international routes amounted to RMB9,829 million, with an increase of 25.90% from the same period last year. International passenger revenue accounted for 20.42% of the total passenger revenue. Passenger capacity, in terms of ASKs, increased by 28.25% while passenger traffic volume, in terms of RPKs, increased by 34.76% from the same period last year, resulting in an increase in passenger load factor of 3.9 percentage points to 80.9%. The passenger yield per RPK (fuel surcharge exclusive) decreased by 7.89% from RMB0.38 to RMB0.35.

Cargo and mail revenue was RMB3,195 million, with a decrease of 3.33% from the same period last year. Cargo and mail revenue accounted for 6.22% of the total traffic revenue. Cargo and mail carried increased by 7.47% to 712.64 thousand tonnes from the same period last year. The cargo and mail yield per tonne kilometre (fuel surcharge exclusive) decreased by 4.39% from RMB1.14 to RMB1.09.

Interim Report 2015 China Southern Airlines Company Limited 021

Management Discussion and Analysis III. OPERATIONAL EXPENSES ANALYSIS Flight operations Aircraft and traffic servicing General and administrative Others Maintenance Promotion and sales Depreciation and amortization Flight operations Maintenance Promotion and sales Aircraft and traffic servicing General and administrative Depreciation and amortisation Others (RMB million) Six months ended 30 June 2015 Six months ended 30 June 2014 1. Flight operations expenses decreased by 11.96% to RMB24,844 million from the same period last year, due to the average price of jet fuel declined, which led to the reduction of jet fuel cost. 2. Maintenance expenses increased by 13.71% to RMB4,397 million from the same period last year. It is mainly due to the fleet expansion. 3. Aircraft and traffic servicing expenses increased by 5.18% to RMB8,160 million, due to the increase of the flight volume and the number of taking-off. 4. Promotion and sales expenses decreased by 2.92% to RMB3,519 million from the same period last year, mainly as a result of the decrease of the commission. 5. General and administrative expenses increased by 5.74% to RMB1,160 million from the same period last year, mainly as a result of increase of general administrative expenses. 6. Depreciation and amortization expenses increased by 9.75% to RMB5,795 million from the same period last year, mainly as a result of the increase in the number of purchased aircraft and aircraft under finance lease. 022 China Southern Airlines Company Limited Interim Report 2015

Management Discussion and Analysis IV. CASH FLOW ANALYSIS Cash Flow Analysis (RMB million) Net cash generated from operating activities Net cash used in investing activities Net cash (used in)/generated from financing activities Six months ended 30 June 2015 Six months ended 30 June 2014 Net cash generated from operating activities increased by 262.22% from the same period last year to RMB9,885 million, mainly due to the increase of operating revenue and the decrease of operating expense. Net cash used in investing activities decreased by 54.68% from the same period last year to RMB3,867 million, mainly due to the decrease of the delivery of new aircraft. Net cash used in financing activities of RMB11,813 million was recorded in the period, mainly due to the decrease of new borrowings. Net cash generated from financing activities of RMB6,047 million was recorded from the same period last year, mainly due to the Company had more new borrowings. Interim Report 2015 China Southern Airlines Company Limited 023

Management Discussion and Analysis V. LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE As at 30 June 2015, the Group’s current liabilities exceeded its current assets by RMB33,577 million, which includes borrowings, and obligations under finance leases repayable within one year in the total of RMB27,456 million. The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain adequate external financing to meet its committed future capital expenditures. In preparing the interim financial report, the directors of the Company (the “Directors”) have considered the Group’s sources of liquidity and believe that adequate funding is available to fulfill the Group’s short term obligations and capital expenditure requirements. As at 30 June 2015, the Group’s borrowings totaled RMB53,381 million, representing a decrease of RMB9,664 million from RMB63,045 million as at 31 December 2014. The borrowings were mainly denominated in US dollars and RMB, with 2.24% of the total balance being fixed interest rate borrowings. Of such borrowings, RMB21,397 million, RMB17,692 million, RMB5,040 million, RMB3,295 million and RMB5,957 million will be repayable in the twelve months ending 30 June 2016, 2017, 2018, 2019, 2020 and thereafter, respectively. As at 30 June 2015, cash and cash equivalents and pledged bank deposits of the Group totaled RMB9,605 million, with a decrease of RMB5,809 million from RMB15,414 million as at 31 December 2014. Of the total balance, 8.88% was denominated in foreign currencies. As at 30 June 2015, total equity attributable to equity shareholders of the Company amounted to RMB38,842 million, representing an increase of RMB3,094 million from RMB35,748 million as at 31 December 2014, mainly due to the declaration of cash dividend during the reporting period. Total equity as at 30 June 2015 amounted to RMB49,326 million (31 December 2014: RMB44,493 million). The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. The debt ratio of Group at 30 June 2015 was 74%, as compared to 77% at 31 December 2014. VI. FINANCIAL RISK ANALYSIS 1. Foreign currency risk Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China (“PBOC”) or other institutions authorised to buy and sell foreign exchange or at a swap centre. The Group has significant exposure to foreign currency risk as substantially all of the Group’s obligations under finance leases, bank and other loans and operating lease commitments are denominated in foreign currencies, principally in US dollars, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets. 2. Jet fuel price risk The Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to manage the Group’s exposure to the fluctuations of domestic jet fuel prices. However, according to a pricing mechanism that was jointly introduced by the National Development and Reform Commission and the Civil Aviation Administration of China in 2009, which allows certain flexible levy of fuel surcharge linked to the jet fuel price, airline companies may, within a prescribed scope, make its own decision as to fuel surcharges for domestic routes and the pricing structure. The pricing mechanism, to a certain extent, reduces the Group’s exposure to fluctuation in jet fuel price. During the reporting period, the group’s revenue of fuel surcharge is RMB3,210 million, in which domestic service is RMB445 million, international service is RMB2,558 million, regional service is RMB207 million. 024 China Southern Airlines Company Limited Interim Report 2015

Management Discussion and Analysis

## VII. ANALYSIS ON MAJOR SUBSIDIARIES AND OTHER COMPANIES WITH SHAREHOLDINGS

### 1. Information of Xiamen Airlines

Xiamen Airlines was established in August 1984, with a current registered capital of RMB5 billion. The legal representative is Che Shanglun. The Company held 51% of the shares. As at 30 June 2015, Xiamen Airlines had a fleet of 129 aircraft. During the reporting period, Xiamen Airlines completed 1,650 million revenue tonne kilometres, representing an increase of 25% as compared with the same period last year. The Company completed 11,989,600 person-time passengers of transportation and 112,300 tonnes of cargo transportation, respectively, representing an increase of 21.8% and 12.4%, respectively as compared with the same period last year. The average passenger load factor was 76.5%, representing an increase of 1.9 percentage points as compared with the same period last year. The total load factor was 65.6%, representing an increase of 0.4 percentage points as compared with the same period last year. In the first half of 2015, under PRC GAAP, Xiamen Airlines achieved operating revenue of RMB9,596 million, operating expenses of RMB7,831 million and net profit of RMB696 million. As at 30 June 2015, under PRC GAAP, Xiamen Airlines' total assets amounted to RMB40,888 million, and net assets amounted to RMB13,829 million.

In 14 July 2015, the Company and Xiamen Jianfa Group Co., Ltd entered into an agreement, pursuant to which the Company agreed to purchase and Xiamen Jianfa agreed to sell 4% equity interests in Xiamen Airlines. Upon completion of the said acquisition, which is subject to the approval from relevant authorities, the Company will hold 55% equity interests in Xiamen Airlines.

### 2. Information of other major subsidiaries and joint stock companies

| Name of investee companies | Nature of business | Registered capital (note) | Proportion of shares held at the investee companies (%) Direct | indirect |
|---|---|---|---|---|
| **1. Subsidiaries** | | | | |
| Shantou Airlines | Airline transportation | 280,000,000 | 60 | – |
| Zhuhai Airlines | Airline transportation | 250,000,000 | 60 | – |
| Guizhou Airlines | Airline transportation | 650,000,000 | 60 | – |
| Chongqing Airlines | Airline transportation | 1,200,000,000 | 60 | – |
| Henan Airlines | Airline transportation | 6,000,000,000 | 60 | – |
| **2. Joint ventures** | | | | |
| Guangzhou Aircraft Maintenance Engineering Co., Ltd | Aircraft repair and maintenance services | USD65,000,000 | 50 | – |
| Zhuhai Xiang Yi Aviation Technology Company Limited | Flight simulation services | USD58,444,760 | 51 | – |
| **3. Associates** | | | | |
| Finance Company | Financial services | 724,330,000 | 21.09 | 12.89 |
| Sichuan Airlines Co., Ltd. | Airline transportation | 1,000,000,000 | 39 | – |
| SACM | Advertising agency services | 200,000,000 | 40 | – |

Note: Expressed in RMB unless otherwise indicated.

Interim Report 2015 China Southern Airlines Company Limited 025

Management Discussion and Analysis VIII. Analysis on the core competitiveness As at 30 June 2015, the Group had a fleet of 638 passenger and cargo aircraft, including the most advanced aircraft such as Airbus380, Boeing 787, Boeing777-300ER, ranking the first among all Chinese airlines in terms of its fleet, network and volume of passenger. The Company's core competitiveness has begun to take shape, including its hub operation and management capability with Guangzhou as the core, its resources interoperability under the matrix management mode and its service brand influence that benchmarked SKYTRAX’s five-star criteria. (1) Strategic transformation continuously strengthened the hub operation and management capability of Guangzhou as the core China Southern Airlines’ strategic transformation mainly focused on offering transit flights and connecting flights for international long-haul flights in Guangzhou, Beijing, Urumqi and Chongqing for creating a new profit model and development mode, so that an airline with a strong international network began to take shape gradually. In the first half of the year, the international network was improved further by adding direct flights from Guangzhou to San Francisco, and by substantially increasing and upgrading the frequency of flights to North America, Australia and New Zealand. The first A380 flight from Beijing to an international city started with A380 non-stop direct flight from Beijing to Amsterdam during peak seasons. After several years of work, the transformation has produced more obvious effects as international routes, which incurred heavy losses in the past, are gradually becoming a new profit driver of China Southern Airlines, making major contributions to the Company’s regulation of operations during peak and off-peak seasons as well as achieving good performance. (2) Resources interoperability under the matrix management mode continued to increase With its scale of having multiple bases, hubs, models and flights, we adopted a matrix management mode based on “horizontal integration and resources sharing”, which not only unified the headquarters’ control over resources, policy and operation standards, but also demonstrated branches’ and subsidiaries’ motivated participation in security, marketing and service innovation, making good use of the Company’s competitiveness in scale and network. At present, the matrix management mode has been implemented as a normal practice, under which core resources such as the capacity, routes and slots were methodically coordinated and the synergy among supporting resources such as marketing, flights, maintenance and service continued to rise. In the future, the Company will further strengthen innovation in systems and mechanisms to enhance efficiency of resource allocation, system coordination and add value to its existing competitive edge. (3) Brand service influence was gradually improved The Company, an airline rated four-star by SKYTRAX, has been benchmarking its services against SKYTRAX’s five-star criteria and improving its service quality in order to become “the best airline in China, a top-class airline in Asia and a globally renowned airline”. As a result, its brand influence has enhanced at home and abroad. The quality of service was improving significantly, the level of quality assurance in air and ground services was rising. In particular, there was great improvement in cabin services, meals, etc., thereby gaining greater social recognition. 026 China Southern Airlines Company Limited Interim Report 2015

London Guangzhou Corporate Governance

# Changes in the Share Capital, Shareholders' Profile and Disclosure of Interests

## I. CHANGE IN SHARE CAPITAL

Unit: Share

| | 31 December 2014 | | Increase/(decrease) during January to June 2015 | | 30 June 2015 | |
|---|---|---|---|---|---|---|
| | Number of Shares | Percentage (%) | Number of Shares | Percentage (%) | Number of Shares | Percentage (%) |
| I. Shares subject to restrictions on sales | 0 | 0 | 0 | 0 | **0** | **0** |
| II. Shares not subject to restrictions on sales | | | | | | |
| 1. RMB ordinary shares | 7,022,650,000 | 71.53 | 0 | 0 | **7,022,650,000** | **71.53** |
| 2. Foreign listed shares | 2,794,917,000 | 28.47 | 0 | 0 | **2,794,917,000** | **28.47** |
| Total | 9,817,567,000 | 100 | 0 | 0 | **9,817,567,000** | **100** |
| III. Total number of shares | 9,817,567,000 | 100 | 0 | 0 | **9,817,567,000** | **100** |

## II. PARTICULARS OF SHAREHOLDERS

### (I) Total number of shareholders and particulars of the top ten shareholders

Unit: Share

**Total number of shareholders at the end of the reporting period: 278,005**

| Name of the shareholder | Capacity | Increase/(decrease) during the reporting period | Number of shares held at the end of reporting period | Shareholding percentage at the end of reporting period (%) | Number of shares subject to trading restrictions | Number of shares pledged or frozen |
|---|---|---|---|---|---|---|
| CSAHC | State | (169,357,613) | 4,039,228,665 | 41.14 | 0 | None |
| HKSCC (Nominees) Limited | Overseas legal entity | 2,236,790 | 1,747,885,987 | 17.80 | 0 | Unknown |
| Nan Lung Holding Limited | Stated-owned legal entity | 0 | 1,033,650,000 | 10.53 | 0 | None |
| Zhong Hang Xin Gang Guarantee Co., Ltd. | Domestic Non-state-owned legal entity | (79,000,000) | 80,000,000 | 0.81 | 0 | Unknown |
| Zhao Xiao Dong | Domestic Individual | (54,516,024) | 68,504,000 | 0.70 | 0 | Unknown |
| National Social Security Fund 115 (全國社保基金一一五組合) | Domestic Non-state-owned legal entity | 41,805,164 | 41,805,164 | 0.43 | 0 | Unknown |
| The Industrial and Commercial Bank of China – FullGoal New Industry Stock Securities Investment Fund (中國工商銀行股份有限公司－富國新興產業股票型證券投資基金) | Domestic Non-state-owned legal entity | 33,649,230 | 33,649,230 | 0.34 | 0 | Unknown |
| Taikang Life Insurance Co., Ltd. – Dividend – Individual Dividend – 019L – FH002 Shanghai (泰康人壽保險股份有限公司－分紅－個人分紅－019L－FH002滬) | Domestic Non-state-owned legal entity | 30,484,490 | 30,484,490 | 0.31 | 0 | Unknown |
| China Merchants Bank Co., Ltd. – FullGoal Low-Carbon Environmental Stock Securities Investment Fund (招商銀行股份有限公司－富國低碳環保股票型證券投資基金) | Domestic Non-state-owned legal entity | 26,890,710 | 26,890,710 | 0.27 | 0 | Unknown |
| The Industrial and Commercial Bank of China – Dong Fang Hong China Strengthen Balanced Mix Securities Investment Fund (中國工商銀行股份有限公司－東方紅中國優勢靈活配置混合型證券投資基金) | Domestic Non-state-owned legal entity | 25,015,200 | 25,015,200 | 0.25 | 0 | Unknown |

028 China Southern Airlines Company Limited Interim Report 2015

Changes in the Share Capital, Shareholders' Profile and Disclosure of Interests

## (II) Particulars of the top ten shareholders holding the Company's tradable shares not subject to trading restrictions

Unit: Share

| Name of Shareholder | Number of tradable shares not subject to selling restrictions | Type of shares |
|---|---|---|
| CSAHC | 4,039,228,665 | RMB-denominated ordinary shares |
| HKSCC (Nominees) Limited | 1,747,885,987 | Overseas listed foreign shares |
| Nan Lung Holding Limited | 1,033,650,000 | Overseas listed foreign shares |
| Zhong Hang Xin Gang Guarantee Co., Ltd. | 80,000,000 | RMB-denominated ordinary shares |
| Zhao Xiao Dong | 68,504,000 | RMB-denominated ordinary shares |
| National Social Security Fund 115 | 41,805,164 | RMB-denominated ordinary shares |
| The Industrial and Commercial Bank of China – FullGoal New Industry Stock Securities Investment Fund | 33,649,230 | RMB-denominated ordinary shares |
| Taikang Life Insurance Co., Ltd. – Dividend – Individual Dividend – 019L – FH002 Shanghai | 30,484,490 | RMB-denominated ordinary shares |
| China Merchants Bank Co., Ltd. – FullGoal Low-Carbon Environmental Stock Securities Investment Fund | 26,890,710 | RMB-denominated ordinary shares |
| The Industrial and Commercial Bank of China – Dong Fang Hong China Strengthen Balanced Mix Securities Investment Fund | 25,015,200 | RMB-denominated ordinary shares |

| | |
|---|---|
| Explanation of the connected relationship or acting in concert relationship of the above shareholders | Nan Lung Holding Limited ("Nan Lung") is incorporated in Hong Kong and a wholly-owned subsidiary of CSAHC. The Company is not aware of any other connected relationship between other shareholders. The H shares held by HKSCC Nominees Limited include the 31,120,000 H shares of the Company held by Yazhou Travel Investment Company Limited, a fourth level subsidiary of CSAHC incorporated in Hong Kong. |

## (III) Changes of the controlling shareholder or de facto controller

During the reporting period, there were no changes of the controlling shareholder or de facto controller of the Company.

Interim Report 2015 China Southern Airlines Company Limited 029

Changes in the Share Capital, Shareholders’ Profile and Disclosure of Interests III. DISCLOSURE OF INTERESTS As at 30 June 2015, to the best knowledge of the Directors, chief executive and Supervisors of the Company, the following persons (other than the Directors, chief executive or Supervisors of the Company) had interests and short positions in the shares (the "Shares") and underlying shares of the Company which are required to be recorded in the register of the Company required to be kept under section 336 of the SFO:% of the% of the% of the total issued total issued total issued Number of A Shares of H Shares of share capital of Name of shareholders Capacity Types of Shares Shares held the Company the Company the Company CSAHC (Note) Beneficial owner A Shares 4,039,228,665 (L) 57.52% – 41.14% Interest of controlled H Shares 1,064,770,000 (L) – 38.10% 10.85% corporations Sub-total 5,103,998,665 (L) – – 51.99% Nan Lung (Note) Beneficial owner H Shares 1,064,770,000 (L) – 38.10% 10.85% Interest of controlled corporations Note: CSAHC was deemed to be interested in an aggregate of 1,064,770,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,120,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.11% of its then total issued H Shares) and 1,033,650,000 H Shares were directly held by Nan Lung (representing approximately 36.98% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,120,000 H Shares held by Yazhou Travel Investment Company Limited. Save as disclosed above, as at 30 June 2015, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or a short position in the shares or underlying shares of the Company recorded in the register of the Company required to be kept under section 336 of the SFO. 030 China Southern Airlines Company Limited Interim Report 2015

Directors, Supervisors, Senior Management and Employees I. INTERESTS OF THE DIRECTORS AND SUPERVISORS IN THE EQUITY OF THE COMPANY As at 30 June 2015, none of the Directors, chief executive or Supervisors of the Company had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to the SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or which were required to be recorded in the register maintained by the Company pursuant to section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code as set out in Appendix 10 of the Listing Rules. II. CHANGES IN THE SHAREHOLDING OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT During the reporting period, there were no changes in shareholding of current Directors, Supervisors and Senior Management or the Directors, Supervisors and Senior Management who resigned during the reporting period. III. CHANGES IN DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT Name Position Change Reasons for the Change Xu Jie Bo Executive Director Resignation On 5 January 2015, since Mr. Xu Jie Bo and Mr. Xu Jie Bo Executive Vice President, Removal Zhou Yue Hai were under investigation on Chief Financial Officer and suspicion of job-related crimes, Mr. Xu Jie Bo Chief Accountant tendered his resignation as the Director, and Zhou Yue Hai Executive Vice President Removal the Board approved to remove the office of Mr. Xu Jie Bo as the Executive Vice President, Chief Financial Officer and Chief Accountant of the Company, and remove the office of Mr. Zhou Yue Hai as the Executive Vice President of the Company. Hu Chen Jie Chief Information Officer Removal On 27 February 2015, the Board approved to remove the office of Mr. Hu Chen Jie as the Chief Information Officer of the Company. Wang Quan Hua Non-executive Director Resignation On 25 March 2015, Mr. Wang Quan Hua resigned as the Non-executive Director of the Company due to retirement. Xiao Li Xin Chief Financial Officer and Appointment On 27 March 2015, the Board approved to Chief Accountant appoint Mr. Xiao Li Xin as the Chief Financial Officer and Chief Accountant. Wei Jin Cai Independent Non-executive Resignation On 9 April 2015, Mr. Wei Jin Cai resigned as the Director Independent Non-executive Director of the Company, and the resignation took effect from 30 June 2015. Guo Wei Independent Non-executive Director Election and Appointment On 30 June 2015, Mr. Guo Wei was elected as the Independent Non-executive Director of the Company at the 2014 annual general meeting. Jiao Shu Ge Independent Non-executive Director Election and Appointment On 30 June 2015, Mr. Jiao Shu Ge was elected as the Independent Non-executive Director of the Company at the 2014 annual general meeting. Interim Report 2015 China Southern Airlines Company Limited 031

Directors, Supervisors, Senior Management and Employees IV. CHANGES OF INFORMATION OF DIRECTORS AND SUPERVISORS UNDER RULE 13.51B(1) OF LISTING RULES Below are the information relating to the changes of Directors and Supervisors required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules since the date of the 2014 Annual Report: Mr. Tan Jin Song, the Independent Non-executive Director of the Company, resigned as the independent director of Grandhope Biotech Co., Ltd. Save as disclosed above, there is no other information required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. V. EMPLOYEES As at 30 June 2015, the Group had an aggregation of 83,371 employees (30 June 2014: 79,928). The wages of the Group’s employees consist of basic salaries and bonuses. 032 China Southern Airlines Company Limited Interim Report 2015

Corporate Governance Report I. CORPORATE GOVERNANCE The Company has established a corporate governance system comprising the general meeting, the Board, the Supervisory Committee and the senior management in accordance with the provisions of relevant laws and regulations such as Company Law and Securities Law as well as the Articles of Association to form an operational mechanism for support, coordination and checks and balances among the governing body, the decision-making body, the supervisory body and the executive body. The Company has formed a relatively comprehensive corporate governance structure. The Board established the Strategic Decision-Making Committee, the Audit Committee, the Nomination Committee and the Remuneration and Assessment Committee, conduct in-depth studies on specific issues and submit their recommendations to the Board for consideration. In the opinion of the Board, the Group has complied with the code provisions of the Corporate Governance Code as set out in Appendix 14 of the Listing Rules up to 30 June 2015. The Company has adopted a code of conduct, which is no less stringent than the Model Code as set out in Appendix 10 of the Listing Rules regarding securities transactions of the Directors of the Company. Having made specific enquiries with all the Directors, the Directors have complied with the Model Code and the code of conduct up to 30 June 2015. The Audit Committee, together with the management and the external auditor, have reviewed the accounting principles and practices adopted by the Group and discussed the financial reporting matters including the review of the interim financial information prepared in accordance with the International Accounting Standard 34. During the reporting period, the Company held 1 general meeting, 12 Board meetings and 4 meetings of the Supervisory Committee, at which the resolutions were published on the SSE website, the website of the Stock Exchange and the relevant information disclosure media pursuant to the regulatory requirements. During the reporting period, the Company’s Audit Committee held 9 meetings, at which various matters were reviewed, such as the Company’s 2014 financial report, internal control report, re-appointment of the external auditors, report of the Audit Committee on discharge of duties, and connected transactions for 2014. During the reporting period, the Company’s Nomination Committee held 2 meetings, and reviewed and nominated 2 Independent Non-executive Directors and 1 senior management member. During the reporting period, the Company’s Remuneration and Assessment Committee held 1 meeting and reviewed various matters such as the budget and final accounts for total wages as well as the salaries of the senior management members. Interim Report 2015 China Southern Airlines Company Limited 033

Corporate Governance Report 2. INVESTOR RELATIONS During the reporting period, the Company remained to be investor-centered in a professional, open and positive attitude by maintaining ongoing, good communication and exchange with all types of investor and analyst in the capital market as well as by conveying the Company’s development strategies, operating conditions, reform initiatives, investment values and other information to the investors from around the world in various forms and in a timely, comprehensive and objective manner. During the reporting period, the Company held 1 meeting with analysts and 1 media conference on results announcement; launched 1 annual results roadshow; received 44 batches of visits by about 98 institutional investors and analysts; received more than 320 investor hotline telephone calls; participated in 5 investment forums and strategic meetings held by Chinese domestic and foreign securities firms; conducted exchanges with 256 investors at 23 “one-to-one” and “one-to-many” meetings; held 3 teleconferences on telephone conversations with 203 investors; held 1 online meeting to explain the cash dividend distribution for 2014 and briefed the meeting on key issues relating to the cash dividend distribution proposal for 2014; and participated in the investors reception day event held by Guangdong Securities Regulatory Bureau and the Listed Companies Association of Guangdong for online communication and exchange with investors in the “one-to-many” form. The aforesaid measures have effectively met the needs of domestic and foreign investors and analysts for communication with the Company. By timely updating and maintaining the investor relations website, the Company ensured that the content on the website was timely, accurate and effective, and constantly improved investors’ experience in every detail in order to enhance their satisfaction. 3. INFORMATION DISCLOSURE As a company listed in Hong Kong, New York and Shanghai, the Company is in strict compliance with the requirements under the relevant listing rules of all the listing places in performing its information disclosure obligation truthfully, accurately, completely and timely, and strives to enhance the pertinency, comparability, simplicity and effectiveness of information disclosure. During the reporting period, the Company continued to solidify the base of information disclosure, optimized the information disclosure procedures and further improved the quality of information disclosure. Apart from complying with the statutory requirements for information disclosure, the Company delivered its information to the investors by taking an active role in order to have more interaction with investors. It paid positive attention to public opinions in the media and made rapid response in line with the stock exchanges in strict compliance with information disclosure obligations. During the reporting period, on the basis of complying with the requirements of stock exchanges in Shanghai, Hong Kong and New York for the disclosure of annual reports, the Company further integrated the requirements by making consistent disclosures to ensure that investors’ access to information was fair and consistent. With an investor demand-oriented approach, the Company offered new fleet information and other major business data, and conducted chart analysis to increase the readability and comparability of annual reports. The Company innovated and optimized the layout design of the annual reports to give investors a more intuitive understanding of the Company’s current development status and operating results in an attempt to make the annual reports a bridge for delivering values to investors, and a bond for connecting the Company’s product market and the capital market. In August 2015, the 2014 Annual Report of the Company was awarded in the 29th International ARC (Annual Report Competition) Awards. 034 China Southern Airlines Company Limited Interim Report 2015

Significant Events I. IMPLEMENTATION OF PROFIT DISTRIBUTION PLAN DURING THE REPORTING PERIOD The Board had declared a cash dividend of RMB393 million, or RMB0.4 per 10 shares (inclusive of applicable tax) for the year of 2014 based on the total share capital of 9,817,567,000 shares of the Company. The cash dividend is denominated and declared in RMB and payable in RMB to shareholders of A shares, and in HKD to shareholders of H shares. The profit distribution proposal had been approved by shareholders at the 2014 general meeting and the same has been implemented by 6 August 2015. II. PROPOSALS FOR PROFIT DISTRIBUTION AND THE TRANSFER OF CAPITAL RESERVE TO SHARE CAPITAL FOR THE FIRST HALF OF THE YEAR The Company did not propose to distribute any profit, nor did it transfer any capital reserves to share capital for the first half of 2015. III. MATERIAL LITIGATIONS, ARBITRATIONS AND MEDIA ALLEGATIONS During the reporting period, save as disclosed in note 24 to the interim financial information, the Company was not involved in any material litigation, arbitration or media allegations. IV. CONNECTED TRANSACTIONS (I) Material connected transaction Connected transactions related to daily operation (matters have been published in provisional announcements and without changes for subsequent implementation) During the reporting period, those connected transactions related to daily operation were mainly the connected transactions between the Company and CSAHC or its subsidiaries in its ordinary and usual course of business, specific details are as follows: 1. On 11 November 2008, the Company and SACM entered into Intangible Assets Franchise Agreement. For details, please refer to H Share Announcement of Company published on the website of the Shanghai Stock Exchange on 12 November 2008. 2. On 28 September 2009, the Company, CSAHC, MTU AERO ENGINES GMBH and Zhuhai MTU entered into a continuing connected transaction. For details, please refer to the Connected Transaction Announcement published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the Shanghai Stock Exchange on 29 September 2009. 3. On 19 April 2013, the Company renewed the Media Service Framework Agreement with SACM. For details, please refer to the Announcement of the Continuing Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the Shanghai Stock Exchange on 22 April 2013. 4. On 19 April 2013, the Company entered into the Catering Services Framework Agreement with SACC. For details, please refer to the Announcement of Continuing Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the Shanghai Stock Exchange on 22 April 2013. 5. On 8 November 2013, the Company renewed the Passenger and Cargo Sales Agency Services Framework Agreement with China Southern Airlines Group Passenger and Cargo Agent Company Limited. For details, please refer to the Announcement of the Continuing Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the Shanghai Stock Exchange on 9 November 2013. Interim Report 2015 China Southern Airlines Company Limited 035

Significant Events 6. On 26 December 2013, the Financial Services Framework Agreement entered into between the Company and SA Finance was considered and passed at 2013 second extraordinary general meeting. For details, please refer to the Announcement of Resolutions Passed at 2013 Second Extraordinary General Meeting of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the Shanghai Stock Exchange on 27 December 2013. 7. On 9 January 2014, the Company renewed the Import and Export Agency Framework Agreement with SAIETC. For details, please refer to the Announcement of the Continuing Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the Shanghai Stock Exchange on 10 January 2014. 8. On 9 January 2014, the Company entered into the Land Lease Agreement and the Property Lease Agreement with CSAHC. For details, please refer to the Announcement of the Continuing Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the Shanghai Stock Exchange on 10 January 2014. 9. On 21 November 2014, the Company and SA Finance entered into the electronic aviation passenger comprehensive insurance four parties cooperation agreements. For details, please refer to the H Share Announcement of Company published on the website of the Shanghai Stock Exchange on 22 November 2014. 10. On 29 December 2014, the Company renewed the Property Lease Agreement with CSAHC. For details, please refer to the H Share Announcement of Company published on the website of the Shanghai Stock Exchange on 30 December 2014. 11. On 29 December 2014, the Company renewed the Property Management Framework Agreement with CSAGPMC. For details, please refer to the H Share Announcement of Company published on the website of the Shanghai Stock Exchange on 30 December 2014. 12. On 29 December 2014, the Company entered into the Supplemental Agreement to the Media Service Framework Agreement with SACM. For details, please refer to the H Share Announcement of Company published on the website of the Shanghai Stock Exchange on 30 December 2014. 13. On 30 June 2015, the Supplemental Agreement to the Financial Services Framework Agreement entered into between the Company and SA Finance was considered and passed at 2014 annual general meeting. For details, please refer to the Announcement of the Continuing Connected Transaction of the Company and the Announcement of Resolutions Passed at 2014 Annual General Meeting of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the Shanghai Stock Exchange on 5 May 2015 and 1 July 2015, respectively. The terms of the above connected transactions were fair and reasonable and were entered into on normal commercial terms. The prices of the relevant connected transactions were determined with reference to the market price, which were no less favourable than those available to independent third parties. The relevant transactions will not affect the independence of the Company and were in the interests of the Company and the shareholders as a whole. 036 China Southern Airlines Company Limited Interim Report 2015

Significant Events During the reporting period, the connected transactions entered into by the Company are as follows: Unit: RMB million Incurred amount from January to Annual cap for Transaction June 2015 the year 2015 Financial service (balance of deposit) 3,771 8,000 Financial service (balance of borrowings) 0 8,000 Engine maintenance 547 1,600 Media resources services 25 113 Import and export agency services 33 160 Assets leasing 95 190 Air catering services 57 132 Passenger cargo sales agency and cargo handling services 50 250 Property management 36 90 (II) Amounts due to or from connected parties (matters that have not been disclosed in any announcement) Unit: RMB million Funds provided to Funds provided to the listed company Connected parties Connected relationship connected parties by connected parties Balance Balance at the Balance at at the Balance at beginning the end beginning the end of the Incurred of the of the Incurred of the period amount period period amount period CSAHC Controlling shareholder 0 0 0 104.77 104.77 104.77 Reasons for connected debts and liabilities: CSAHC provided unsecured entrusted loan to the Company. Settlement of the connected debts and liabilities On 10 March 2015, an unsecured entrusted loan of RMB104, 770,000 and its interest was repaid by the Company. On 27 April 2015, the Company was provided with an unsecured entrusted loan of RMB104, 770,000 by CSAHC. Undertakings in relation to the connected debts and liabilities Nil Effect of the connected debts and liabilities on operating results and financial position of the Company There was an insignificant impact to Company’s operating results and financial position in the first half of 2015 as the amount of such loan was relatively small. V. ACQUISITION AND DISPOSAL OF MAJOR ASSETS AND MERGER During the reporting period, the Company did not have any matters related to acquisition and disposal of major assets and merger need to be disclosed. Interim Report 2015 China Southern Airlines Company Limited 037

Significant Events VI. EQUITY INCENTIVES PLAN In order to establish a long-term incentive mechanism which is closely linked to the results and the long-term strategy of the Company, as well as optimizing the overall remuneration structure and system of the Company and to closely connect the interests between shareholders, Directors, senior management and key employees of the Company so as to establish a foundation for the sustainable development of the Company in long run, the Company considered and passed the H Share Appreciation Rights Scheme of China Southern Airlines Company Limited and the Initial Grant under the H Share Appreciation Rights Scheme of China Southern Airlines Company Limited (the “Scheme”) at the 2011 first extraordinary general meeting of the Company held on 30 November 2011. Under this Scheme, 24,660,000 units of share appreciation rights were granted to 118 employees of the Group (the “Recipient”) at the exercise price of HKD3.92 per unit for a term of 6 years prior to 31 December 2011. No shares will be issued under the Scheme. Upon exercise of the share appreciation rights, a recipient will receive an amount of cash. Upon the satisfaction of certain performance conditions after the second, third and fourth anniversary from 22 December 2011, each one third of the share appreciation rights will become exercisable. Distribution of a cash dividend of RMB0.2 (equivalent to HKD0.25) per share, RMB0.05 (equivalent to HKD0.06) per share, RMB0.04 (equivalent to HKD0.05) per share and RMB0.04 (equivalent to HKD0.05) per share to H shareholders was approved by the general meetings of the Company on 31 May 2012, 18 June 2013, 26 June 2014 and 30 June 2015, respectively, therefore, the exercise price for the share appreciation rights was adjusted to HKD3.51 per share in accordance with the requirements under the Scheme. During the reporting period, there were no granting or exercising or forfeiting of share appreciation rights. As at the end of the reporting period, 17,646,667 units of H share appreciation rights were forfeited in total, and there were 7,013,333 units of H share appreciation rights remained outstanding. VII. MAJOR CONTRACTS (I) Trust, sub-contracting and lease 1. Trust During the reporting period, the Company did not enter into any trust arrangement. 2. Contract During the reporting period, the Company did not enter into any sub-contracting arrangement. 3. Lease Save for the connected transactions disclosed above and the lease of certain land parcels and properties of CSAHC by the Company as a leasee, the Group also acquired aircraft by way of operation lease and finance lease. As at 30 June 2015, there were 206 and 194 aircrafts in operation under operation lease and under finance lease, respectively. 038 China Southern Airlines Company Limited Interim Report 2015

Significant Events (II) GUARANTEE 1. Since the training cost is significant, certain trainee pilots of the Company and Xiamen Airlines, its subsidiaries, have to procure personal loans to cover their training costs and miscellaneous expenses in the school. As such, the Company and Xiamen Airlines applied personal loans for some self-sponsored trainee pilots and provided joint liability guarantee for such loans, respectively. After such trainee pilots complete their study and training, the Company and Xiamen Airlines will enter into services contract with them respectively and provide them with an option to make early repayment or repay by instalment payment. At the 2006 Annual General Meeting of the Company held on 28 June 2007, the Board was authorized to approve joint liability guarantee for the cumulative amount of not more than RMB100 million in each fiscal year. At the 2007 Annual General Meeting of the Company held on 25 June 2008, the Board was authorized to approve joint liability guarantee for the cumulative amount of not more than RMB400 million in each fiscal year. In accordance with the authorization granted at the general meeting, the Board of Directors of the Company passed the resolutions in 2007, 2008, 2009, 2010 and 2011, respectively, and agreed to provide a joint liability guarantee for the loans applied by self-sponsored trainee pilots for the purpose of covering their training costs and miscellaneous expenses in the school who were recruited in 2007, 2008, 2009, 2010 and 2011, with an aggregate amount of RMB90,858,000, not exceeding RMB213,600,000, not exceeding RMB184,750,000, not exceeding RMB179,269,600 and not exceeding RMB83,850,000 per annum, respectively for the years 2007, 2008, 2009, 2010 and 2011. The period of guarantee shall begin on the date when the relevant banks grant a loan to the trainee pilots and ending two years after the maturity date of such loans. Xiamen Airlines, a subsidiary of the Company, also passed a resolution on 29 December 2009 to provide a joint liability guarantee for the loans applied by its partial self-sponsored trainee pilots. The maximum amount of personal loans available to be applied by each trainee pilot shall be RMB500,000 and the aggregate amount of guarantee provided by Xiamen Airlines shall be not more than RMB100 million for the period ended 31 December 2011. The guaranteed loan shall be used for the purpose of pilot training. The scope of the joint liability guarantee covers the principal loan and interests, liquidated damages, damages and cost incurred for recovering the principal loan applied by the trainee pilot. The period of guarantee shall begin on the date when the loan is extended to the pilot and ending on the date of repayment of the principal and interests of the loans. As at 30 June 2015, the banks have granted a loan to certain trainee pilots, of which RMB645 million has been guaranteed by the Group (including RMB54 million guaranteed by Xiamen Airlines, a subsidiary of the Company). A small number of trainee pilots have already quited the training programme as they failed to complete the training programme or due to other reasons, and part of them were unable to repay the principal and interests of the bank loans, the Group fulfilled its joint liability guarantee obligation for such trainee pilots, the aggregate amount of which was RMB3 million, and the aggregate amount of Xiamen Airlines was nil. The Group has also tried its best to actively recover the relevant outstanding bank loans and the accrued interests through various ways. 2. On 30 June 2015, the annual general meeting of the Company has considered and approved to authorize Xiamen Airlines to provide loan guarantees to Hebei Airlines with an aggregate balance up to RMB3.5 billion within the period from 1 July 2015 to 30 June 2016. As at the date of this interim report, no guarantee has been provided to Hebei Airlines by Xiamen Airlines. (III) Other material contracts or transactions During the reporting period, the Company did not enter into any other material contracts or transactions. Interim Report 2015 China Southern Airlines Company Limited 039

Significant Events VIII. Penalty on and Rectification on the Listed Companies, its Directors, Supervisors and Senior Management and the Shareholders Holding more than 5% Equity Interests of the Company During the reporting period, Mr. Xu Jie Bo, the Executive Director, Executive Vice President, Chief Financial Officer and Chief Accountant of the Company and Mr. Zhou Yue Hai, the Executive Vice President of the Company were under investigation on suspicion of job-related crimes. The Company timely disclosed the information in strict compliance with the relevant applicable listing rules. The Board and the management of the Company attaches great importance to further improve relevant systems and procedures, strengthen the restraint mechanisms and accountability mechanisms for the senior management to perform their duties, ensure the requirements of the compliance management to implement, and further improve the standardization and scientific standard of the corporate governance to effectively prevent the various risks. None of the Company nor the current Directors, Supervisors, senior management, controlling shareholders or de facto controllers was subject to any investigation by relevant authorities or enforcement by judicial or disciplinary departments, or was handed over to judicial departments or subject to criminal liability, or subject to investigation or administrative penalty by the China Securities Regulatory Commission, or any denial of participation in the securities market or was deemed unsuitable to act as directors, or was punished by other administrative authorities or was subject to any public criticisms made by a stock exchange. IX. Appointment and Dismissal of Auditors The 2014 annual general meeting held on 30 June 2015 considered and approved the reappointment of PricewaterhouseCoopers Zhong Tian LLP to provide professional services to the Company for its domestic financial reporting, U.S. financial report and internal control of financial report for the year 2015 and PricewaterhouseCoopers to provide professional services to the Company for its Hong Kong financial report for the year 2015, and authorize the Board to determine their remuneration. X. Purchase, Sale or Redemption of Shares During the six months ended 30 June 2015, neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares of the Company. 040 China Southern Airlines Company Limited Interim Report 2015

Significant Events

# XI. SHARES ISSUED BY OTHER LISTED COMPANIES AND FINANCIAL INSTITUTIONS HELD BY THE COMPANY

During the reporting period, the Company did not increase its securities investment.

## (I) Securities Investment

Unit: RMB million

| Stock Code | Abbreviation | Initial investment | Shareholdings at the beginning of the period (%) | Shareholdings at the end of the period (%) | Carring value at the end of the period | Profit and loss for the period | Changes in owners' equity during the reporting period | Accounting item | Sources of the shares |
|---|---|---|---|---|---|---|---|---|---|
| 000099 | CITIC Offshore Helicopter | 9 | 0.48 | 0.48 | 52 | 0 | 9 | Available-for-sale financial assets | Purchase |
| 601328 | Bank of Communications | 16 | 0.013 | 0.013 | 78 | 3 | 11 | Available-for-sale financial assets | Purchase |
| 0696.HK | China TravelSky Holding Company | 33 | 2.25 | 2.25 | 33 | 9 | 0 | Other investments in equity securities | Purchase |
| Total | | 58 | / | / | 163 | 12 | 20 | / | / |

## (II) Shareholding in financial institutions

Unit: RMB million

| Name | Initial investment amount | Sharing at the beginning of the period (%) | Sharing at the end of the period (%) | Carring value at the end of the period | Profit and loss for the period | Changes in owners' equity during the reporting period (RMB) | Accounting item | Sources of the shares |
|---|---|---|---|---|---|---|---|---|
| Southern Airlines Group Finance Company Limited | 246 | 33.98 | 33.98 | 251 | 38 | (7) | (interest in associate) | Purchase |
| Total | 246 | / | / | 251 | 38 | (7) | / | / |

## (III) Trust management in respect of non-financial corporations and investment in derivatives

### *(1) Trust management*

During the reporting period, the Company did not make any trust management.

### *(2) Trust loan*

During the reporting period, the Company did not have any trust loan.

# XII. USE OF PROCEEDS FROM FUND-RAISING

During the reporting period, the Company did not have any fund-raising activity and there was no application of fund raised in previous periods that was being applied in this period.

Interim Report 2015 China Southern Airlines Company Limited 041

Significant Events XIII. Projects other than fund-raising project During the reporting period, there was not any non fund raising project. XIV. Undertaking Undertakings given by CSAHC, the controlling shareholder of the Company, during the reporting period or valid throughout the reporting period are as follows: (I) Undertaking Related to Share Reform Upon completion of the Share Reform Plan, and subject to compliance with the relevant laws and regulations of the PRC, CSAHC will support the Company in respect of the formulation and implementation of a management equity incentive system. It has been strictly performed. (II) Other Undertaking 1. The Company and CSAHC entered into the “Property Compensation Agreement” on 22 May 1997, pursuant to which CSAHC agreed to compensate the Company for any losses or damages resulting from any challenge to or interference with the Company’s rights in the use of the land and buildings leased from CSAHC. It’s a long-term undertaking, and it has been strictly performed. 2. In 1995, CSAHC and the Company entered into a Separation Agreement with regard to the definition and allocation of the assets and liabilities between CSAHC and the Company on 25 March 1995 (the Agreement was amended on 22 May 1997). According to the Separation Agreement, CSAHC and the Company agreed to compensate the other party for the claims, liabilities and costs borne by such party as a result of the business, assets and liabilities held or inherited by CSAHC and the Company pursuant to the Separation Agreement. It’s a long-term undertaking, and it has been strictly performed. 3. In respect of the connected transaction entered into between the Company and CSAHC on 14 August 2007 in relation to the sale and purchase of various assets, the application for building title certificates for eight properties of Air Catering (with a total gross floor area of 8,013.99 square meters) and 11 properties of the Training Centre (with a total gross floor area of 13,948.25 square meters) have not been made for various reasons. In this regard, CSAHC has issued an undertaking letter, undertaking that: (1) the above title certificates should be obtained by CSAHC by the end of 2008; (2) all the costs and expenses arising from the application of the relevant title certificates would be borne by CSAHC; and (3) CSAHC would be liable for all the losses suffered by the Company as a result of the above two undertakings, including but not limited to: a) any production losses arising from the lack of title certificates, b) any other losses occasioned by the potential risk arising from the outstanding title certificates. The application for the title certificates mentioned above remained outstanding for various reasons. Therefore, CSAHC issued an undertaking letter, undertaking that it would attend to and complete the above-mentioned obligation before 31 December 2016 and would compensate the Company for any losses arising from the undertakings. Due to such kind of change of ownership title requires compliance with the state and local laws and regulations, and a series of formalities in relation to the government approval is required to be attended to, CSAHC has been actively communicating with the government. However, as at the end of the reporting period, such undertakings are still in the course of being implemented. The performance period of this undertaking is up to 31 December 2016. 042 China Southern Airlines Company Limited Interim Report 2015

Significant Events 4. The relevant undertakings under the Financial Services Framework Agreement between the Company and SA Finance: (1) SA Finance is a duly incorporated enterprise group finance company under the “Administrative Measures for Enterprise Group Finance Companies” and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group; and the relevant capital flows are kept within the Group; (2) the operations of SA Finance are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from SA Finance of the Company are definitely secure. In future, SA Finance will continue to operate in strict compliance with the requirements of the relevant laws and regulations; (3) in respect of the Company’s deposits with and borrowings from SA Finance, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAHC will not intervene in the relevant decision-making process of the Company; and (4) as the Company is independent from CSAHC in respect of its assets, businesses, personnel, finance and organizational structures, CSAHC will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company. It’s a long-term undertaking, and it has been strictly performed. Interim Report 2015 China Southern Airlines Company Limited 043

Documents Available for Inspection I. Financial statements with signature and seal of legal representative, the responsible person of the finance work and the responsible person of accounting department. II. Originals of all documents and announcements publicly disclosed on the website of Shanghai Stock Exchange during the reporting period. III. 2015 half-year report of the Company published in Shanghai. Si Xian Min Chairman China Southern Airlines Company Limited 28 August 2015 044 China Southern Airlines Company Limited Interim Report 2015

Nairobi Guangzhou FINANCIAL STATEMENT

Review Report TO THE BOARD OF DIRECTORS OF CHINA SOUTHERN AIRLINES COMPANY LIMITED (incorporated in the People’s Republic of China with limited liability) Introduction We have reviewed the interim financial information set out on pages 47 to 71, which comprise the interim condensed consolidated balance sheet of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2015 and the related interim condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting” (“IAS34”). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with IAS34. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Scope of Review We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with IAS34. PricewaterhouseCoopers Certified Public Accountants Hong Kong, 28 August 2015 PricewaterhouseCoopers, 22/F Prince’s Building, Central, Hong Kong T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com 046 China Southern Airlines Company Limited Interim Report 2015

Interim Condensed Consolidated Statement of Income For the six months ended 30 June 2015 (Unaudited) Six months ended 30 June 2015 2014 Note RMB million RMB million Operating revenue Traffic revenue 51,336 48,345 Other operating revenue 2,023 1,880 Total operating revenue 6 53,359 50,225 Operating expenses Flight operation expenses 24,844 28,219 Maintenance 4,397 3,867 Aircraft and transportation service expenses 8,160 7,758 Promotion and selling expenses 3,519 3,625 General and administrative expenses 1,160 1,097 Depreciation and amortisation 5,795 5,280 Others 654 583 Total operating expenses 48,529 50,429 Other net income 10 1,155 979 Operating profit 12 5,985 775 Interest income 165 142 Interest expense 9 (1,117) (1,012) Share of associates’ results 358 9 Share of joint ventures’ results 70 66 Exchange loss, net (156) (1,109) Profit/(loss) before income tax 5,305 (1,129) Income tax (expense)/credit 11 (1,210) 315 Profit/(loss) for the period 4,095 (814) Profit/(loss) attributable to: Equity shareholders of the Company 3,479 (1,057) Non-controlling interests 616 243 4,095 (814) Earnings/(loss) per share attributable to equity shareholders of the   Company during the period Basic and diluted 13 RMB 0.35 RMB (0.11) Dividends 21 – – The notes on pages 53 to 71 form part of this condensed consolidated interim financial information. Interim Report 2015 China Southern Airlines Company Limited 047

Interim Condensed Consolidated Statement of Comprehensive Income For the six months ended 30 June 2015 (Unaudited) Six months ended 30 June 2015 2014 RMB million RMB million Profit/(loss) for the period 4,095 (814) Other comprehensive income/(loss) for the period: Items that may be reclassified subsequently to profit or loss – Fair value movement of available-for-sale financial assets 26 3 – Share of other comprehensive (loss)/income of an associate (7) 4 – Deferred income tax relating to above items (6) (1) Total comprehensive income/(loss) for the period 4,108 (808) Total comprehensive income/(loss) attributable to: Equity shareholders of the Company 3,488 (1,052) Non-controlling interests 620 244 Total comprehensive income/(loss) for the period 4,108 (808) The notes on pages 53 to 71 form part of this condensed consolidated interim financial information. 048 China Southern Airlines Company Limited Interim Report 2015

Interim Condensed Consolidated Balance Sheet As at 30 June 2015 (Unaudited) (Audited) 30 June 31 December 2015 2014 Note RMB million RMB million Non-current assets Property, plant and equipment, net 14 140,559 134,453 Construction in progress 15 17,802 19,347 Lease prepayments 16 2,312 2,349 Interest in associates 1,906 1,583 Interest in joint ventures 1,409 1,338 Other investments in equity securities 136 136 Aircraft operating lease deposits 746 651 Available-for-sale financial assets 130 104 Deferred tax assets 1,109 966 Other receivables 300 300 Other assets 853 920 167,262 162,147 Current assets Inventories 1,728 1,661 Trade receivables 17 2,792 2,683 Other receivables 5,308 5,864 Cash and cash equivalents 9,605 15,414 Restricted bank deposits 117 438 Prepaid expenses and other current assets 861 995 Amounts due from related companies 23(c) 502 486 20,913 27,541 Current liabilities Borrowings 18 21,397 20,979 Current portion of obligations under finance leases 19 6,059 5,992 Trade payables 20 2,091 1,657 Sales in advance of carriage 5,399 6,101 Deferred revenue 1,165 1,160 Current income tax 503 296 Amounts due to related companies 23(c) 625 458 Accrued expenses 11,999 12,122 Other liabilities 5,252 5,321 54,490 54,086 Net current liabilities (33,577) (26,545) Total assets less current liabilities 133,685 135,602 Interim Report 2015 China Southern Airlines Company Limited 049

Interim Condensed Consolidated Balance Sheet (continued) As at 30 June 2015 (Unaudited) (Audited) 30 June 31 December 2015 2014 Note RMB million RMB million Non-current liabilities Borrowings 18 31,984 42,066 Obligations under finance leases 19 46,789 43,919 Deferred revenue 1,998 1,750 Provision for major overhauls 1,840 1,623 Provision for early retirement benefits 17 25 Deferred benefits and gains 805 853 Deferred tax liabilities 926 873 84,359 91,109 Net assets 49,326 44,493 Capital and reserves Share capital 9,818 9,818 Reserves 21(b) 29,024 25,930 Total equity attributable to equity shareholders of the Company 38,842 35,748 Non-controlling interests 10,484 8,745 Total equity 49,326 44,493 The condensed consolidated interim financial information have been approved for issue by the Board of Directors on 28 August 2015 and signed on its behalf. Si Xian Min Tan Wan Geng Director Director The notes on pages 53 to 71 form part of this condensed consolidated interim financial information. 050 China Southern Airlines Company Limited Interim Report 2015

# Interim Condensed Consolidated Statement of Changes In Equity

For the six months ended 30 June 2015

| | Attributable to equity shareholders of the Company | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Share capital RMB million | Share premium RMB million | Fair value reserves RMB million | Other reserves RMB million | Retained earnings RMB million | Sub-total RMB million | Non-controlling interests RMB million | Total equity RMB million |
| **Six months ended 30 June 2014 (Unaudited)** | | | | | | | | |
| **Balance at 1 January 2014** | 9,818 | 14,131 | 22 | 1,336 | 9,022 | 34,329 | 8,122 | 42,451 |
| (Loss)/profit for the period | – | – | – | – | (1,057) | (1,057) | 243 | (814) |
| Other comprehensive Income | – | – | 2 | 3 | – | 5 | 1 | 6 |
| Total comprehensive Income/(loss) for the period | – | – | 2 | 3 | (1,057) | (1,052) | 244 | (808) |
| Dividends relating to 2013 (note 21(a)) | – | – | – | – | (393) | (393) | – | (393) |
| Distributions to non-controlling interests | – | – | – | – | – | – | (2) | (2) |
| **Balance at 30 June 2014** | 9,818 | 14,131 | 24 | 1,339 | 7,572 | 32,884 | 8,364 | 41,248 |

| | Attributable to equity shareholders of the Company | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Share capital RMB million | Share premium RMB million | Fair value reserves RMB million | Other reserves RMB million | Retained earnings RMB million | Sub-total RMB million | Non-controlling interests RMB million | Total equity RMB million |
| **Six months ended 30 June 2015 (Unaudited)** | | | | | | | | |
| **Balance at 1 January 2015** | **9,818** | **14,131** | **44** | **1,486** | **10,269** | **35,748** | **8,745** | **44,493** |
| Profit for the period | **–** | **–** | **–** | **–** | **3,479** | **3,479** | **616** | **4,095** |
| Other comprehensive Income/(loss) | **–** | **–** | **15** | **(6)** | **–** | **9** | **4** | **13** |
| Total comprehensive Income/(loss) for the period | **–** | **–** | **15** | **(6)** | **3,479** | **3,488** | **620** | **4,108** |
| Dividends relating to 2014 (note 21(a)) | **–** | **–** | **–** | **–** | **(393)** | **(393)** | **–** | **(393)** |
| Capital injection from the non-controlling shareholder of a subsidiary | **–** | **–** | **–** | **–** | **–** | **–** | **1,120** | **1,120** |
| Others | **–** | **(1)** | **–** | **–** | **–** | **(1)** | **1** | **–** |
| Distributions to non-controlling interests | **–** | **–** | **–** | **–** | **–** | **–** | **(2)** | **(2)** |
| **Balance at 30 June 2015** | **9,818** | **14,130** | **59** | **1,480** | **13,355** | **38,842** | **10,484** | **49,326** |

The notes on pages 53 to 71 form part of this condensed consolidated interim financial information.

Interim Report 2015 China Southern Airlines Company Limited 051

Interim Condensed Consolidated Cash Flow Statement For the six months ended 30 June 2015 (Unaudited) Six months ended 30 June 2015 2014 RMB million RMB million Operating activities Cash generated from operating activities 12,316 4,153 Interest received 98 131 Interest paid (1,445) (1,090) Income tax paid (1,084) (465) Net cash generated from operating activities 9,885 2,729 Investing activities Proceeds from disposal of property, plant and equipment 134 94 Dividends received from associates 52 82 Dividends received from other investments in equity securities and available-for-sale   financial assets 3 3 Payment for aircraft lease deposits (33) (67) Proceeds from maturity of term deposits 63 – Acquisition of term deposits – (1,419) Refund of aircraft lease deposits 36 37 Additions of property, plant and equipment, lease prepayments and other assets (4,339) (6,207) Capital injection into an associate (38) – Placement of pledged bank deposits – (1,055) Withdrawal of pledged bank deposits 324 – Acquisition of a subsidiary, net of cash acquired (69) – Net cash used in investing activities (3,867) (8,532) Financing activities Proceeds from borrowings 6,733 18,353 Proceeds from ultra-short-term financing bills – 6,000 Repayment of borrowings and principal under finance lease obligations (16,664) (18,299) Repayment of ultra-short-term financing bills (3,000) – Capital injection from the non-controlling interests of a subsidiary 1,120 – Dividends paid to non-controlling interests (2) (2) Payment for purchase of non-controlling interests – (5) Net cash (used in)/generated from financing activities (11,813) 6,047 Net (decrease)/increase in cash and cash equivalents (5,795) 244 Cash and cash equivalents at 1 January 15,414 11,748 Exchange adjustment (14) 15 Cash and cash equivalents at 30 June 9,605 12,007 The notes on pages 53 to 71 form part of this condensed consolidated interim financial information. 052 China Southern Airlines Company Limited Interim Report 2015

Notes to the Condensed Consolidated Interim Financial Information 1 Corporate information China Southern Airlines Company Limited (the “Company”), a joint stock company limited by shares, was incorporated in the People’s Republic of China (the “PRC”) on 25 March 1995. The Company and its subsidiaries (the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services. The Company’s majority interest is owned by China Southern Air Holding Company (“CSAHC”), a state-owned enterprise incorporated in the PRC. The Company’s shares are traded on Shanghai Stock Exchange and the Stock Exchange of Hong Kong Limited and are traded in the form of American Depositary Receipts on the New York Stock Exchange. This condensed consolidated interim financial information is presented in RMB, unless otherwise stated. This condensed consolidated interim financial information was approved for issue by the Company’s Board on 28 August 2015. This condensed consolidated interim financial information has not been audited. 2 Basis of preparation This unaudited condensed consolidated interim financial information for the six months ended 30 June 2015 has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. It should be read in conjunction with the annual financial statements for the year ended 31 December 2014, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”). As at 30 June 2015, the Group’s current liabilities exceeded its current assets by RMB33,577 million. In preparing the condensed consolidated interim financial information, the Board has given careful consideration to the going concern status of the Group in the context of the Group’s current working capital deficit and believe that adequate funding is available to fulfil the Group’s short term obligations and capital expenditure requirements. As at 30 June 2015, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB184.2 billion (31 December 2014: RMB187.1 billion), of which approximately RMB129.4 billion (31 December 2014: RMB126.7 billion) was unutilised. The Board believes that, based on experience to date, it is likely that these facilities will be rolled over in future years if required. Accordingly, the Board believes that it is appropriate to prepare the condensed consolidated interim financial information on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern. 3 Accounting policies Except as described below, the accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2014, as described therein. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings. Interim Report 2015 China Southern Airlines Company Limited 053

Notes to the Condensed Consolidated Interim Financial Information 3 Accounting policies (Continued) The following new standards and amendments to standards are mandatory for the first time for the financial year beginning 1 January 2015 and have no material impact for the Group: Amendment to IAS 19 Employee benefits Annual improvements 2012: IFRS 8 ‘Operating segments’ IAS 16, 38 ‘Property, plant and equipment’, ‘Intangible assets’ IAS 24 ‘Related Party Disclosures’ Annual improvements 2013: IFRS 3 ‘Business combinations’ IFRS 13 ‘Fair value measurement’ IAS 40 ‘Investment property’ The Group has not adopted any new accounting and financial reporting standard, amendments to existing standards and interpretations which have been issued but are not yet effective for the financial year beginning 1 January 2015. The Group is still in the process of assessing the impact of these new amendments. 4 Estimates The preparation of condensed consolidated interim financial information requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. In preparing this condensed consolidated interim financial information, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2014. 5 Financial risk management and financial instruments The Group is exposed to liquidity, interest rate, currency, credit risks and commodity jet fuel price risk in the normal course of business. The condensed consolidated interim financial information do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2014. There have been no changes in the risk management policies since year end. 054 China Southern Airlines Company Limited Interim Report 2015

Notes to the Condensed Consolidated Interim Financial Information 5 Financial risk management and financial instruments (Continued) (a) Foreign currency risk Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China or other institutions authorised to buy and sell foreign exchange or at a swap centre. The Group has significant exposure to foreign currency risk as substantially all of the Group’s obligations under finance leases (Note 19), borrowings (Note 18) and operating lease commitments (Note 22(b)) are denominated in foreign currencies, principally US dollars, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets. The following table indicates the instantaneous change in Group’s profit after tax and retained profits that would arise if foreign exchange rates to which the Group has significant exposure at the beginning of the financial year had changed at that date, assuming all other risk variables remained constant. (Unaudited) 30 June 2015 Increase/ Appreciation/ (decrease) on (depreciation) of profit after tax and Renminbi against Retained profits foreign currency RMB million United States Dollars 1% 738 (1%) (738) Euro 1% 12 (1%) (12) Japanese Yen 10% 132 (10%) (132) (Audited) 31 December 2014 Increase/ Appreciation/ (decrease) on (depreciation) of profit after tax and Renminbi against Retained profits foreign currency RMB million United States Dollars 1% 767 (1%) (767) Singapore Dollars 2% 6 (2%) (6) Japanese Yen 10% 145 (10%) (145) Interim Report 2015 China Southern Airlines Company Limited 055

Notes to the Condensed Consolidated Interim Financial Information 5 Financial risk management and financial instruments (Continued) (b) Liquidity risk As at 30 June 2015, the Group’s current liabilities exceeded its current assets by RMB33,577 million. For the six months ended 30 June 2015, the Group recorded a net cash inflow from operating activities of RMB9,885 million, a net cash outflow from investing activities of RMB3,867 million and a net cash outflow from financing activities of RMB11,813 million, which resulted in a net decrease in cash and cash equivalents of RMB5,795 million. As at 30 June 2015, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB184.2 billion (31 December 2014: RMB187.1 billion), of which approximately RMB129.4 billion (31 December 2014: RMB126.7 billion) was unutilised. The directors of the Company believe that cash from operations and borrowings will be sufficient to meet the Group’s operating cash flow. Due to the dynamic nature of the underlying businesses, the Group’s treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The directors believe that the Group has obtained sufficient facilities from PRC banks for financing future capital commitments and for working capital purposes. As at 30 June 2015, the contractual maturities of the Group’s borrowings and obligations under finance leases are disclosed in Notes 18 and 19 respectively. (c) Fair value estimation For the six months ended 30 June 2015, there were no significant changes in the business or economic circumstances that affect the fair value estimation of the Group’s financial assets and financial liabilities. For the six months ended 30 June 2015, there was no reclassification of financial assets. 6 Operating Revenues The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, and other extended transportation services. (Unaudited) Six months ended 30 June 2015 2014 RMB million RMB million Traffic revenue   – Passenger 48,141 45,040   – Cargo and mail 3,195 3,305 Commission income 690 745 Hotel and tour operation income 272 209 General aviation income 262 255 Ground services income 164 152 Expired sales in advance of carriage 163 115 Air catering income 138 97 Cargo handling income 120 88 Rental income 71 77 Others 143 142 53,359 50,225 056 China Southern Airlines Company Limited Interim Report 2015

Notes to the Condensed Consolidated Interim Financial Information

## 7 Segment reporting

### (a) Business segments

The Group's network passenger, cargo and mail transportation are managed as a single business unit. The Group's chief operating decision maker ("CODM"), which is the senior executive management, makes resource allocation decisions based on route profitability, which considers aircraft type and route economics. The objective in making resource allocation decisions is to optimise consolidated financial results. Therefore, based on the way the Group manages the network passenger and cargo operations, and the manner in which resource allocation decisions are made, the Group has only one reportable operating segment for financial reporting purposes, reported as the "airline transportation operations".

Other operating segments consist primarily of business segments of hotel and tour operation, ground services, cargo handling and other miscellaneous services. These other operating segments are combined and reported as "other segments".

Inter-segment sales are based on prices set on an arm's length basis.

For the purposes of assessing segment performance and allocating resources between segments, the Group's CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People's Republic of China Accounting Standards for Business Enterprises ("PRC GAAP"). As such, the amount of each material reconciling item from the Group's reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies are set out in Note 7(c).

Information regarding the Group's reportable segments as provided to the Group's CODM for the purposes of resource allocation and assessment of segment performance is set out below.

The segment results for the six months ended 30 June 2015 are as follows:

| | (Unaudited) | | | | |
|---|---|---|---|---|---|
| | **Airline transportation operations** RMB million | **Other segments** RMB million | **Elimination** RMB million | **Unallocated*** RMB million | **Total** RMB million |
| Revenue from external customers | 52,740 | 587 | – | – | 53,327 |
| Inter-segment sales | 39 | 692 | (731) | – | – |
| **Reportable segment revenue** | 52,779 | 1,279 | (731) | – | 53,327 |
| **Reportable segment profit before taxation** | 4,731 | 137 | – | 440 | 5,308 |
| **Reportable segment profit after taxation** | 3,550 | 107 | – | 440 | 4,097 |
| **Other segment information** | | | | | |
| Income tax | 1,181 | 30 | – | – | 1,211 |
| Interest income | 162 | 3 | – | – | 165 |
| Interest expense | 1,100 | 17 | – | – | 1,117 |
| Depreciation and amortisation | 5,821 | 43 | – | – | 5,864 |
| Impairment loss | 7 | 1 | – | – | 8 |
| Share of associates' results | – | – | – | 358 | 358 |
| Share of joint ventures' results | – | – | – | 70 | 70 |
| Non-current assets additions during the period (other than interests in associates and joint ventures and other investments in equity securities) | 10,815 | 31 | – | – | 10,846 |

Interim Report 2015 China Southern Airlines Company Limited 057

Notes to the Condensed Consolidated Interim Financial Information 7 Segment reporting (Continued) (a) Business segments (Continued) The segment results for the six months ended 30 June 2014 are as follows: (Unaudited) Airline transportation Other operations segments Elimination Unallocated* Total RMB million RMB million RMB million RMB million RMB million Revenue from external customers 49,985 227 – – 50,212 Inter-segment sales – 697 (697) – – Reportable segment revenue 49,985 924 (697) – 50,212 Reportable segment (loss)/profit before taxation (1,243) 98 – 80 (1,065) Reportable segment (loss)/profit after taxation (920) 72 – 80 (768) Other segment information Income tax (323) 26 – – (297) Interest income 139 3 – – 142 Interest expense 994 18 – – 1,012 Depreciation and amortisation 5,275 40 – – 5,315 Impairment loss 6 – – – 6 Share of associates’ results – – – 10 10 Share of joint ventures’ results – – – 66 66 Non-current assets additions during the period (other than interests in associates and joint ventures and other investments in equity securities) 13,346 19 – – 13,365 The segment assets and liabilities as at 30 June 2015 and 31 December 2014 are as follows: Airline transportation Other operations segments Elimination Unallocated* Total RMB million RMB million RMB million RMB million RMB million As at 30 June 2015 (Unaudited) Reportable segment assets 182,886 2,683 (991) 3,597 188,175 Reportable segment liabilities 138,786 1,271 (991) – 139,066 As at 31 December 2014 (Audited) Reportable segment assets 184,661 2,427 (568) 3,177 189,697 Reportable segment liabilities 144,782 1,209 (568) – 145,423 * Unallocated assets primarily include interest in associates and joint ventures, available-for-sale financial assets and other investments in equity securities. Unallocated results primarily include the share of results of associates and joint ventures, and dividend income from available-for-sale financial assets and other investments in equity securities. 058 China Southern Airlines Company Limited Interim Report 2015

Notes to the Condensed Consolidated Interim Financial Information 7 Segment reporting (Continued) (b) The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis. The Group’s revenues by geographical segment are analysed based on the following criteria: (1) Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“Hong Kong, Macau and Taiwan”), is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Hong Kong, Macau and Taiwan is classified as international operations. (2) Revenues from commission income, hotel and tour operation, ground services, cargo handling and other miscellaneous services are classified on the basis of where the services are performed. (Unaudited) Six months ended 30 June 2015 2014 RMB Million RMB Million Domestic 40,076 38,825 International 11,947 10,097 Hong Kong, Macau and Taiwan 1,304 1,290 53,327 50,212 The major revenue earning assets of the Group are its aircraft fleet which is registered in the PRC and is deployed across its worldwide route network. Majority of the Group’s other assets are also located in the PRC. CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed. Interim Report 2015 China Southern Airlines Company Limited 059

Notes to the Condensed Consolidated Interim Financial Information 7 Segment reporting (Continued) (c) Reconciliation of reportable segment revenue, profit/(loss) before income tax, assets and liabilities to the consolidated figures as reported in the unaudited condensed consolidated interim financial information. (Unaudited) Six months ended 30 June 2015 2014 Note RMB million RMB million Revenue Reportable segment revenues 53,327 50,212 Reclassification of expired sales in advance of carriage (i) 163 115 Reclassification of sales tax (ii) (131) (102) Consolidated revenues 53,359 50,225 (Unaudited) Six months ended 30 June 2015 2014 Note RMB million RMB million Profit/(loss) before income tax Reportable segment profit/(loss) before taxation 5,308 (1,065) Capitalisation of exchange difference of specific loans (iii) (3) (64) Government grants (iv) 1 1 Others (1) (1) Consolidated profit/(loss) before income tax 5,305 (1,129) 060 China Southern Airlines Company Limited Interim Report 2015

Notes to the Condensed Consolidated Interim Financial Information 7 Segment reporting (Continued) (c) Reconciliation of reportable segment revenue, profit/(loss) before income tax, assets and liabilities to the consolidated figures as reported in the unaudited condensed consolidated interim financial information (Continued). (Unaudited) (Audited) 30 June 31 December 2015 2014 Note RMB million RMB million Assets Reportable segment assets 188,175 189,697 Capitalisation of exchange difference of specific loans (iii) 320 323 Government grants (iv) (247) (259) Others (73) (73) Consolidated total assets 188,175 189,688 (Unaudited) (Audited) 30 June 31 December 2015 2014 Note RMB million RMB million Liabilities Reportable segment liabilities 139,066 145,423 Government grants (iv) (217) (228) Consolidated total liabilities 138,849 145,195 Notes: (i) In accordance with the PRC GAAP, expired sales in advance of carriage are recorded under non-operating income. Under IFRSs, such income is recognised as other operating revenue. (ii) In accordance with the PRC GAAP, sales tax is separately disclosed rather than deducted from revenue under IFRSs. (iii) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognised in income statement unless the exchange difference represents an adjustment to interest. (iv) In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined on official documents as part of “capital reserve”, are credited to capital reserve. Otherwise, government grants related to assets are recognised as deferred income and amortised to profit or loss on a straight line basis over the useful life of the related assets. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets. 8 Seasonality of operations The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenues and results of the Group in the first half of the year are generally lower than those in the second half of the year. Interim Report 2015 China Southern Airlines Company Limited 061

Notes to the Condensed Consolidated Interim Financial Information 9 Interest expense (Unaudited) Six months ended 30 June 2015 2014 RMB million RMB million Interest on borrowings 729 688 Interest relating to obligations under finance leases 593 439 Interest on debentures 5 75 1,327 1,202 Less: amounts capitalised as construction in progress (Note) (210) (190) 1,117 1,012 Note: The interest rates used for interest capitalisation ranges from 1.95% to 6.00% per annum for the six months ended 30 June 2015 (six months ended 30 June 2014: 2.12% to 2.74%). 10 Other net income (Unaudited) Six months ended 30 June 2015 2014 RMB million RMB million Government grants (Note) 875 836 Gain on disposal of property, plant and equipment, net 26 30 Others 254 113 1,155 979 Note: Government subsidies represent (i) subsidies based on certain amount of tax paid granted by governments to the Group; (ii) subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located. There are no unfulfilled conditions and other contingencies related to subsidies that have been recognised for the six months ended 30 June 2015. 062 China Southern Airlines Company Limited Interim Report 2015

Notes to the Condensed Consolidated Interim Financial Information 11 Income tax expense/(credit) (Unaudited) Six months ended 30 June 2015 2014 RMB million RMB million PRC income tax 1,306 225 Deferred tax (96) (540) Income tax expense/(credit) 1,210 (315) In respect of majority of the Group’s airlines operation outside mainland China, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas tax has been made for overseas airlines operation in the current and prior periods. Under the Corporate Income Tax Law of the PRC, the Company and majority of its subsidiaries are subject to PRC income tax at 25% (2014: 25%). Certain subsidiaries of the Company are subject to preferential income tax rate at 15% according to the preferential tax policy in locations, where those subsidiaries are located. 12 Total operating profit Operating profit is stated after charging/(crediting) the following items: (Unaudited) Six months ended 30 June 2015 2014 RMB million RMB million Aircraft fuel 13,261 18,345 Depreciation of property, plant and equipment – Owned 4,246 3,520 – Finance leased 1,482 1,696 Amortisation of intangible assets and long term prepaid expenses 139 102 Amortisation of deferred benefits and gains (72) (38) Operating lease charges – Aircraft and engines 2,818 2,574 – Land and buildings 416 401 Staff costs 8,685 7,622 Interim Report 2015 China Southern Airlines Company Limited 063

Notes to the Condensed Consolidated Interim Financial Information 13 Earnings/(loss) per share The calculation of basic earnings/(loss) per share for the six months ended 30 June 2015 is based on the profit attributable to equity shareholders of the Company of RMB3,479 million (six months ended 30 June 2014: loss attributable to equity shareholders of the Company of RMB1,057 million) and the weighted average of 9,817,567,000 shares (six months ended 30 June 2014: 9,817,567,000 shares) in issue during the period. The amounts of diluted earnings/(loss) per share are the same as basic earnings/(loss) per share as there were no dilutive potential ordinary shares in existence for both the current and prior periods. 14 Property, plant and equipment, net (Unaudited) Six months ended 30 June 2015 Aircraft, engines and flight equipment Others Total RMB million RMB million RMB million Carrying amounts at 1 January 2015 125,619 8,834 134,453 Transfers from construction in progress (Note 15) 6,379 226 6,605 Transfers from lease prepayments (Note 16) – 4 4 Additions 5,102 228 5,330 Depreciation charges (5,311) (417) (5,728) Disposals (69) (36) (105) Carrying amounts at 30 June 2015 131,720 8,839 140,559 15 Construction in progress (Unaudited) Six months ended 30 June 2015 Advance payments for the acquisition of aircraft and flight equipment Others Total RMB million RMB million RMB million Carrying amounts at 1 January 2015 17,754 1,593 19,347 Additions 4,421 453 4,874 Interest capitalised (Note 9) 202 8 210 Transfers to property, plant and equipment (Note 14) (6,379) (226) (6,605) Transfers to other assets – (24) (24) Carrying amounts at 30 June 2015 15,998 1,804 17,802 064 China Southern Airlines Company Limited Interim Report 2015

Notes to the Condensed Consolidated Interim Financial Information 16 Lease Prepayments (Unaudited) Six months ended 30 June 2015 Land use rights RMB million Carrying amounts at 1 January 2015 2,349 Transport to property, plant and equipment (Note 14) (4) Disposals (3) Amortisation (30) Carrying amounts at 30 June 2015 2,312 17 Trade receivables Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables is set out below: (Unaudited) (Audited) 30 June 31 December 2015 2014 RMB million RMB million Within 1 month 2,102 2,133 1 month to 3 months 633 535 3 months to 12 months 68 25 Over 1 year 30 23 2,833 2,716 Less: provision for impairment of receivables (41) (33) 2,792 2,683 Interim Report 2015 China Southern Airlines Company Limited 065

Notes to the Condensed Consolidated Interim Financial Information 18 Borrowings Borrowings are analysed as follows: (Unaudited) (Audited) 30 June 31 December 2015 2014 RMB million RMB million Non-current Long-term bank borrowings – Secured 16,426 19,846 – Unsecured 15,558 22,220 31,984 42,066 Current Long-term bank borrowings – Secured 3,673 3,834 – Unsecured 9,149 6,902 Short-term bank borrowings – Secured – 232 – Unsecured 8,575 10,011 21,397 20,979 Total borrowings 53,381 63,045 The contractual maturities at the end of the financial period of the Group’s borrowings, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates, or if floating, based on rates current at the end of the financial period) are as follows: (Unaudited) (Audited) 30 June 31 December 2015 2014 RMB million RMB million Within one year 22,429 22,293 After 1 year but within 2 years 18,266 18,098 After 2 years but within 5 years 11,541 20,758 After 5 years 3,425 5,040 Total borrowings 55,661 66,189 066 China Southern Airlines Company Limited Interim Report 2015

Notes to the Condensed Consolidated Interim Financial Information

## 19 Obligations under finance leases

| | (Unaudited) 30 June 2015 | | | (Audited) 31 December 2014 | | |
|---|---|---|---|---|---|---|
| | Present value of the minimum lease payments RMB million | Total minimum lease payments RMB million | Interest RMB million | Present value of the minimum lease payments RMB million | Total minimum lease payments RMB million | Interest RMB million |
| Within 1 year | **6,059** | **7,410** | **1,351** | 5,992 | 7,312 | 1,320 |
| After 1 year but within 2 years | **6,627** | **7,802** | **1,175** | 5,487 | 6,643 | 1,156 |
| After 2 years but within 5 years | **16,364** | **18,895** | **2,531** | 15,781 | 18,277 | 2,496 |
| After 5 years | **23,798** | **25,282** | **1,484** | 22,651 | 24,345 | 1,694 |
| Total | **52,848** | **59,389** | **6,541** | 49,911 | 56,577 | 6,666 |
| Less: balance due within one year classified as current liabilities | **(6,059)** | | | (5,992) | | |
| Long-term portion | **46,789** | | | 43,919 | | |

## 20 Trade payables

Ageing analysis of trade payables as of the balance sheet date is as follows:

| | (Unaudited) 30 June 2015 RMB million | (Audited) 31 December 2014 RMB million |
|---|---|---|
| Within 1 month | **1,115** | 755 |
| More than 1 month but less than 3 months | **590** | 633 |
| More than 3 months but less than 6 months | **192** | 107 |
| More than 6 months but less than 1 year | **116** | 76 |
| More than 1 year | **78** | 86 |
| | **2,091** | 1,657 |

## 21 Reserves and dividends

### (a) Dividends

(i) The Board of Directors does not recommend to declare an interim dividend for the six months ended 30 June 2015. No interim dividend was paid in respect of the six months ended 30 June 2014.

(ii) A dividend of RMB0.04 (inclusive of applicable tax) per share in respect of the year ended 31 December 2014, totalling RMB393 million, was proposed by the directors on 30 March 2015 and approved at the Company's Annual General Meeting on 30 June 2015 (a dividend of RMB0.04 (inclusive of applicable tax) per share in respect of the year eneded 31 December 2013, totalling RMB393 million, was proposed by the directors on 28 March 2014 and approved at the Company's Annual General Meeting on 26 June 2014).

The announced payment date of dividend for the year ended 31 December 2014 for A share and H share shareholders is 6 August 2015. As at 30 June 2015, the amount of dividend payable was included in other payables.

### (b) Statutory surplus reserve

No transfer to statutory surplus reserve has been made during the six months ended 30 June 2015 (six months ended 30 June 2014: Nil).

Interim Report 2015 China Southern Airlines Company Limited 067

Notes to the Condensed Consolidated Interim Financial Information 22 Commitments (a) Capital commitments As at 30 June 2015, the Group had capital commitments as follows: (Unaudited) (Audited) 30 June 31 December 2015 2014 RMB million RMB million Commitments in respect of aircraft, engines and flight equipment – authorised and contracted for 52,678 59,467 Investment commitments – authorised and contracted for – capital contributions for acquisition of interests in associates 32 70 – share of capital commitments of a joint venture 106 52 138 122 Commitments for other property, plant and equipment – authorised and contracted for 1,968 1,512 – authorised but not contracted for 2,976 3,610 4,944 5,122 57,760 64,711 (b) Operating lease commitments As at the balance sheet date, the total future minimum lease payments under non-cancellable operating leases in respect of properties, aircraft and flight equipment are as follows (including the operating lease commitments to CSAHC as disclosed in note 23 (e) to this interim financial information): (Unaudited) (Audited) 30 June 31 December 2015 2014 RMB million RMB million Payments due Within 1 year 5,598 5,072 After 1 year but within 5 years 16,073 15,496 After 5 years 9,243 8,230 30,914 28,798 068 China Southern Airlines Company Limited Interim Report 2015

Notes to the Condensed Consolidated Interim Financial Information

## 23 Material related party transactions

### (a) Key management personnel remuneration

Key management, including directors, supervisors and senior management, personnel receive compensation in the form of fees, salaries, allowances, discretionary bonuses and retirement scheme contributions. Key management personnel received total compensation of RMB3.41 million for the six months ended 30 June 2015 (six months ended 30 June 2014: RMB4.39 million). Such remuneration is included in "staff costs" as disclosed in Note 12.

### (b) Transactions with CSAHC and its affiliates (the "CSAHC Group"), associates, joint ventures and other related companies of the Group

| | (Unaudited) Six months ended 30 June | |
|---|---|---|
| | **2015 RMB million** | 2014 RMB million |
| **Income received from the CSAHC Group** | | |
| Charter flight and pallet income | **18** | 9 |
| Cargo handling income | **1** | – |
| Air catering supplies | **1** | 1 |
| Air accessories supplies | **1** | – |
| Sales of materials | **1** | – |
| **Expenses paid to the CSAHC Group** | | |
| Repairing charges | **547** | 276 |
| Handling charges | **33** | 55 |
| Cargo handling expenses | **47** | 21 |
| Lease charges for land and buildings | **96** | 86 |
| Property management fee | **36** | 37 |
| Air catering supplies | **57** | 50 |
| Commission expenses | **3** | – |
| Printing expenses | **1** | 1 |
| **Expenses paid to joint ventures and associates** | | |
| Repairing charges | **785** | 680 |
| Flight simulation service charges | **160** | 154 |
| Advertising, on-board video production agency and publicity services | **25** | 39 |
| Training expenses | **100** | 79 |
| Air catering supplies | **63** | 57 |
| Ground service expenses | **63** | 47 |
| Purchase of materials | **3** | – |
| **Income received from joint ventures and associates** | | |
| Entrustment income for advertising media business | **9** | 19 |
| Air catering supplies | **8** | 5 |
| Ground service income | **4** | 5 |
| Commission income | **10** | 11 |
| Rental income | **14** | 17 |
| Repairing income | **–** | 19 |

Interim Report 2015 China Southern Airlines Company Limited 069

Notes to the Condensed Consolidated Interim Financial Information 23 Material related party transactions (Continued) (b) Transactions with CSAHC and its affiliates (the “CSAHC Group”), associates, joint ventures and other related companies of the Group (Continued) (Unaudited) Six months ended 30 June 2015 2014 RMB million RMB million Expenses paid to other related company Computer reservation services 239 213 Income received from other related company Air ticket income 5 6 (c) Balances with the CSAHC Group, associates, joint ventures and other related company of the Group (Unaudited) (Audited) 30 June 31 December 2015 2014 RMB million RMB million Receivables The CSAHC Group 90 78 Associates 294 284 Joint ventures 109 124 Other related company 9 – 502 486 Payables The CSAHC Group 459 256 Associates 50 13 Joint ventures 79 119 Other related company 37 70 625 458 Accrual expense The CSAHC Group 158 451 Associates 61 92 Joint ventures 984 836 Other related company 325 269 1,528 1,648 The amounts due from/to the CSAHC Group, associates, joint ventures and other related company of the Group are unsecured, interest free and have no fixed terms of repayment. 070 China Southern Airlines Company Limited Interim Report 2015

Notes to the Condensed Consolidated Interim Financial Information 23 Material related party transactions (Continued) (d) Entrusted loan from CSAHC and deposits placed with Southern Airlines Group Finance Company Limited (“SA Finance”) (i) Entrusted loan from CSAHC At 27 April 2015, CSAHC, SA Finance and the Group entered into an unsecured entrusted loan agreement, pursuant to which, CSAHC, as the lender, entrusted SA Finance to lend RMB105 million to the Group from 27 April 2015 to 27 April 2016. The interest rate is 90% of benchmark interest rate stipulated by People’s Bank of China per annum. (ii) Deposits placed with SA Finance As at 30 June 2015, the Group’s deposits with SA Finance amounted to RMB 3,771 million (31 December 2014: RMB4,264 million). The applicable interest rates were determined in accordance with the rates published by the People’s Bank of China. Interest income received on such deposits amounted to RMB 37 million (six months ended 30 June 2014: RMB32 million). (e) Commitments to CSAHC At 30 June 2015, the Group had operating lease commitments to CSAHC in respect of lease charges for land and buildings of RMB 371 million (31 December 2014: RMB207 million). 24 Contingent liabilities (a) The Company and its subsidiary, Xiamen Airlines, entered into agreements with their pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB 645 million (31 December 2014: RMB646 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 30 June 2015, total personal bank loans of RMB475 million (31 December 2014: RMB486 million), under these guarantees, were drawn down from the banks. During the period, the Group has paid RMB3 million (six months ended 30 June 2014: RMB2 million) to the banks due to the default of payments of certain pilot trainees. (b) On 31 May 2014, the Company received a notice from the International Court of Arbitration of International Chamber of Commerce (“ICC”). The notice states that SASOF TR-81 AVIATION IRELAND LIMITED (the “lessor”) has applied for arbitration for the alleged breach of certain terms and conditions of an aircraft leasing agreement. The lessor has made a claim against the Company for an indemnity of approximately USD13 million, including the compensation for engine thrust upgrade damages, life components of engine, reserves of engines, cost of termination of the lease, external legal counsel’s remuneration and the interest thereon. On 31 July 2014, the Company has established a team to handle this arbitration and applied to ICC for a counter claim to request the lessor to compensate the Company for insurance fees, deposits, default penalty, extra technical support fees and legal expenses and the interest thereon. As of the date of this report, the arbitration is still in early preparation phase and the arbitration session is expected to be held in early 2016. The Company cannot reasonably predict the result and potential impact of this pending litigation. Therefore, no additional provision has been made against this pending litigation. (c) The Group leased certain properties and buildings from CSAHC which were located in Guangzhou, Wuhan, Haikou, etc. However, such properties and buildings lack adequate documentation evidencing CSAHC’s rights thereto. Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use the certain properties and buildings. 25 Post balance sheet event As of the date of this report, there have been no significant post balance sheet events. Interim Report 2015 China Southern Airlines Company Limited 071

Supplementary Information to the Condensed Consolidated Interim Financial Information Reconciliation Statements of Differences in Interim Financial Information prepared under different Gaaps (1) The effect of the differences between PRC GAAP and IFRSs on profit/(loss) attributable to equity shareholders of the Company is analysed as follows: Six months Six months ended 30 June ended 30 June 2015 2014 Note RMB million RMB million Amounts under PRC GAAP 3,482 (1,018) Adjustments: Government grants (b) 1 1 Capitalisation of exchange difference of specific loans (a) (3) (64) Adjustments arising from an associate’s business combination   under common control (c) (1) (1) Effect of the above adjustments on taxation 1 18 Effect of the above adjustments on non-controlling interests (1) 7 Amounts under IFRSs 3,479 (1,057) (2) The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity shareholders of the Company is analysed as follows: As at As at 30 June 31 December 2015 2014 Note RMB million RMB million Amounts under PRC GAAP 38,651 35,554 Adjustments: Capitalisation of exchange difference of specific loans (a) 320 323 Government grants (b) (30) (31) Adjustment arising from an associate’s business combination under   common control (c) 5 6 Effect of the above adjustments on taxation (78) (79) Effect of the above adjustments on non-controlling interests (26) (25) Amounts under IFRSs 38,842 35,748 (a) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest. (b) In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve”, are credited to capital reserve. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets. (c) In accordance with the PRC GAAP, the Company and its associate account for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control. Accordingly, adjustments are made to make the associate’s accounting policy of business combination under common control conform to the policy of the Company when the associate’s financial statements are used by the Company in applying the equity method when preparing its financial statements in accordance with IFRSs. 072 China Southern Airlines Company Limited Interim Report 2015